Financial Highlights

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Net income (CHF million)

Income from continuing operations	1,329	1,302	2,599	2	(49)	8,549	8,281	3

Net income	1,329	1,302	4,673	2	(72)	8,549	11,327	(25)

Earnings per share (CHF)

Basic earnings per share from continuing operations	1.30	1.27	2.42	2	(46)	8.18	7.53	9

Basic earnings per share	1.30	1.27	4.35	2	(70)	8.18	10.30	(21)

Diluted earnings per share from continuing operations	1.21	1.18	2.29	3	(47)	7.65	7.19	6

Diluted earnings per share	1.21	1.18	4.12	3	(71)	7.65	9.83	(22)

Return on equity (%)

Return on equity	12.4	12.4	44.1	–	–	19.8	27.5	–

Core Results (CHF million)

Net revenues	7,738	6,020	9,816	29	(21)	36,130	34,940	3

Provision for credit losses	203	4	(20)	–	–	240	(111)	–

Total operating expenses	6,155	4,733	6,449	30	(5)	25,565	24,311	5

Income from continuing operations before taxes	1,380	1,283	3,387	8	(59)	10,325	10,740	(4)

Core Results statement of income metrics (%)

Cost/income ratio	79.5	78.6	65.7	–	–	70.8	69.6	–

Pre-tax income margin	17.8	21.3	34.5	–	–	28.6	30.7	–

Tax rate	(1.1)	(2.5)	23.8	–	–	15.9	22.2	–

Net income margin from continuing operations	17.2	21.6	26.5	–	–	23.7	23.7	–

Net income margin	17.2	21.6	47.6	–	–	23.7	32.4	–

Assets under management and net new assets (CHF billion)

Assets under management	1,554.7	1,571.3	1,485.1	(1.1)	4.7	1,554.7	1,485.1	4.7

Net new assets	(10.5)	(9.7)	6.9	–	–	50.4	95.4	–

Balance sheet statistics (CHF million)

Total assets	1,361,718	1,376,442	1,255,956	(1)	8	1,361,718	1,255,956	8

Net loans	240,534	226,959	208,127	6	16	240,534	208,127	16

Total shareholders' equity	43,980	41,965	43,586	5	1	43,980	43,586	1

Book value per share (CHF)

Total book value per share	43.09	41.12	41.02	5	5	43.09	41.02	5

Tangible book value per share	31.99	30.16	30.20	6	6	31.99	30.20	6

Shares outstanding (million)

Common shares issued	1,162.4	1,162.2	1,214.9	0	(4)	1,162.4	1,214.9	(4)

Treasury shares	(141.8)	(141.6)	(152.4)	0	(7)	(141.8)	(152.4)	(7)

Shares outstanding	1,020.6	1,020.6	1,062.5	0	(4)	1,020.6	1,062.5	(4)

Market capitalization

Market capitalization (CHF million)	76,024	86,576	99,949	(12)	(24)	76,024	99,949	(24)

Market capitalization (USD million)	67,093	74,290	81,894	(10)	(18)	67,093	81,894	(18)

BIS statistics

Risk-weighted assets (CHF million)	312,068	298,688	253,676	4	23	312,068	253,676	23

Tier 1 ratio (%)	11.4	12.0	13.9	–	–	11.4	13.9	–

Total capital ratio (%)	14.7	15.3	18.4	–	–	14.7	18.4	–

Number of employees (full-time equivalents)

Number of employees	48,100	47,200	44,900	2	7	48,100	44,900	7

Dear shareholders, clients and colleagues

We are pleased with our record income from continuing operations for 2007, achieved despite the severe market dislocation in the second half of the year. Our integrated business model, diversified earnings mix, global reach and risk management capabilities enabled us to deliver year-on-year growth and sustained profitability despite an extremely challenging environment. This helped to ensure that Credit Suisse ended the year with a strong capital position. Based on our performance and our capital strength, the Board of Directors will propose an increased cash dividend for 2007 of CHF 2.50 per share.

2007 full-year and fourth-quarter results and business review
Credit Suisse reported net income and record income from continuing operations of CHF 8,549 million in 2007. Net revenues were CHF 40,912 million in 2007, also a record. Diluted earnings per share from continuing operations were CHF 7.65 for 2007 compared to CHF 7.19 in 2006. Return on equity was 19.8% compared to 27.5% in 2006, which included substantial income from discontinued operations.

Fourth-quarter income from continuing operations was CHF 1,329 million, 49% lower than in the same period in the previous year, which benefited from favorable market conditions globally. Net income for the fourth quarter of 2007 was also CHF 1,329 million.

In Investment Banking, pre-tax income for the full year was CHF 4,826 million. In the fourth quarter, pre-tax income was CHF 328 million, well below the same period in the previous year but above the previous quarter. Net revenues were CHF 3,918 million, 36% lower than the fourth quarter of 2006. Results reflected the impact of the credit market dislocation on our structured products and leveraged finance businesses, including net write-downs of CHF 1.3 billion. During the quarter we reduced our positions in these businesses. We recorded strong results in other areas, including equity trading, interest rate products, fixed income proprietary trading and foreign exchange, reflecting the increasing diversification of our revenues.

In Private Banking, pre-tax income for 2007 reached CHF 5,486 million. In the fourth quarter pre-tax income was CHF 1,377 million, 20% higher than in the same period of 2006. Net revenues rose 17% to CHF 3,478 million. These record results reflected our expanded international presence. We will continue to build our Wealth Management business globally and leverage our integrated banking capabilities to drive growth while maintaining high profitability. Our Swiss Corporate & Retail Banking business also improved its profitability in a favorable environment.

In Asset Management, we reported pre-tax income of CHF 354 million for the full year. In the fourth quarter we reported a pre-tax loss of CHF 247 million, compared with pre-tax income of CHF 89 million in the same period in the prior year. Results included valuation reductions of CHF 774 million from securities purchased from our money market funds, partially offset by significantly higher private equity and other investment-related gains. Before these valuation reductions, our asset management business continued to perform well, particularly alternative investments.

Growth prospects
Our performance during this difficult period has differentiated Credit Suisse from many of its peers. We believe that we have an outstanding platform from which we can create value for shareholders. This platform is built on a combination of strengths, including our business and geographic diversity; our disciplined approach to risk management and our strong capital base and balance sheet. Continuity in our experienced management team and a consistent focus on delivering our strategy has been invaluable. As an integrated bank, we believe that we are well placed to capture strong growth opportunities in each of our businesses and improve our operating leverage despite challenging market conditions.

In Investment Banking, we have demonstrated our ability to react swiftly to the changing market environment by reducing headcount and resources in the areas that have been negatively affected by the recent market developments. At the same time, we are investing in growth areas such as algorithmic trading, commodities, derivatives, life finance and prime services, and we are continuing to build on our strong presence in the emerging markets.

In Private Banking, our stability and strong financial performance over recent years has reinforced our position as a trusted partner, particularly in view of the current market conditions. We aim to increase the proportion of assets that we actively manage for clients. We are growing our high- and ultra-high-net-worth client base by increasing our relationship managers dedicated to this sector and by mobilizing the bank’s combined resources to serve the sophisticated needs of these clients. We believe that we can increase our penetration in this sector significantly in 2008.

In Asset Management, we expect to capture growth opportunities, while focusing on our core competencies. Within our alternative investment platform, we are expanding the scale and geographic reach of our private equity business and expect to further grow our hedge fund business.

Delivering the expertise of the integrated bank to our clients is becoming part of the culture of Credit Suisse. We generated approximately CHF 5.9 billion of revenues from cross-divisional activities in 2007, which represents approximately 16% of our Core Results net revenues, and we are seeing good progress in collaboration among all three divisions.

During 2007, we improved the efficiency of our operations. Our Centers of Excellence – which leverage our worldwide resources and the global talent pool in order to supply our businesses with high-quality services at competitive costs – will help us to make further improvements. By the end of 2007, around 10% of our employees were located in these hubs. By the end of 2008, this figure should rise to at least 15%, which will help us achieve our goal of being in the top quartile of our industry in terms of cost/income ratio by 2010.

Credit Suisse is well capitalized and we will continue to manage our capital conservatively. We will balance the desire to be opportunistic in expanding our business with the recognition that we need to be prudent with our capital and balance organic growth with returning capital to shareholders. We will focus on bolt-on acquisitions that are a good fit for our business and in line with our strategy as an integrated bank. We are ahead of the original schedule for the share buyback program, but our ability to complete this during 2008 will depend on market conditions.

Outlook
Despite the continuing turmoil in the credit markets and the difficult conditions that we expect to continue in the near term, we believe our integrated model sets us apart from many of our peers and gives us attractive opportunities to build long-term value for our shareholders. We believe we can deliver profitable growth across market cycles through the targeted and measurable initiatives we have put in place. In 2007, we demonstrated our ability to manage through challenging market conditions and we are committed to building on the strength and resilience of our business. None of this would be possible without the hard work, energy and dedication of our employees, who continue to make us proud and confident in the future of Credit Suisse.

Yours sincerely

Walter B. Kielholz Brady W. Dougan
February 2008

To be read in conjunction with the Credit Suisse Financial Statements 4Q07.

Operating Environment
Operating Environment
Credit Suisse Results
Credit Suisse
Core Results
Key Performance Indicators
Core Results
Investment Banking
Private Banking
Wealth Management
Corporate & Retail Banking
Asset Management
Overview of Results and Assets under Management
Results
Assets under Management
Balance Sheet, Capital and Risk
Balance Sheet
Capital Management
Risk Management
Highlights from the Condensed Consolidated Financial Statements – unaudited
Highlights from the Condensed Consolidated Financial Statements
Selected Notes to the Condensed Consolidated Financial Statements – unaudited
Net interest income
Commissions and fees
Other revenues
Provision for credit losses
Compensation and benefits
General and administrative expenses
Segment reporting
Earnings per share
Investor Information
Investor Information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Credit Suisse at a Glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and high-net-worth individuals worldwide, as well as to retail clients in Switzerland. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and a team of over 48,000 employees from approximately 100 different nations.

Investment Banking
In Investment Banking, we offer investment banking and securities products and services to corporate, institutional and government clients around the world. Our products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

Private Banking
In Private Banking, we offer comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, we supply banking products and services to high-net-worth, corporate and retail clients.

Asset Management
In Asset Management, we offer integrated investment solutions and services to institutions, governments and private clients globally. We provide access to the full range of investment classes, ranging from money market, fixed income, equities and balanced products, to alternative investments such as real estate, hedge funds, private equity and volatility management.

Operating Environment

The results of our integrated banking organization depend to a large extent on the general macroeconomic environment and developments in the financial markets. In order to put our results into context, we provide a review of the operating environment we encountered throughout the reporting period.

Operating Environment
The operating environment in 4Q07 continued to be characterized by the turmoil in credit markets. Funding remained challenging for financial institutions and required central banks to provide additional liquidity. The economy lost growth momentum in the United States, and global business prospects moderated slightly.

Economic environment
The operating environment in 4Q07 continued to be characterized by the impacts from the turmoil in credit markets and lack of liquidity. Many large banks took measures to reduce their financial exposure and strengthen their balance sheet following significant valuation reductions on certain products. Market sentiment reflected continued uncertainty about the ultimate magnitude of the losses and in particular the impact on the economy. Falling private sector employment growth and a marked slowdown in manufacturing activities in the United States (US) towards the end of the quarter were strong signs of a pronounced deceleration of US economic growth. Macroeconomic trends in the emerging markets remained strong, however, limiting the adverse impacts on global growth prospects.

Equity markets experienced higher volatility, especially during November, and equity performance during 4Q07 was mixed (see the chart “Equity markets”). Market indices for the US and Europe ended the quarter mostly at lower levels, driven by the negative stock performance of financial services companies. Equity valuations overall remained attractive, despite the slower economic growth prospects, which eased some of the inflationary pressure observed earlier in 2007. Against this backdrop, central banks gained more flexibility to lower interest rates and increased liquidity in interbank money markets, where the uncertainty around further potential asset valuation adjustments and the state of banks’ capital positions made term funding for banks difficult. The US Federal Reserve (Fed) further cut the benchmark interest rate to 4.25%, and the Bank of England also started to ease rates, while the European and Swiss central banks held rates steady. To support banks in managing their liquidity over the year end and to further improve liquidity in the money markets, central banks provided additional liquidity in December through a concerted auctioning process. However, US Ted spreads remained at high levels (see the chart “Money markets”).

With investors looking for quality and the Fed providing liquidity to the markets, the US dollar yield curve shifted lower at the end of 4Q07 (see the chart “Yield curves”). Demand remained strong for government bonds and high-grade debt, while the US dollar traded at historic low levels against European currencies. The weaker US dollar reflected the reduced interest rate differential and the unwinding of carry trades emerging from the reduced risk appetite of participants in currency markets. The increased uncertainties and higher volatility put pressure on those trades and led to an appreciation of funding currencies such as the Japanese yen and the Swiss franc.

Sector environment
With the ongoing, albeit slower, global economic expansion, the wealth management industry continued its growth trend, particularly in Asia, the Middle East and other emerging markets. Growth in net new assets remained significant in these regions, and the number of wealth management-dedicated staff continued to increase. For companies not reporting in US dollars, the weakness of the US dollar generally adversely impacted results. Increased uncertainty drove client demand in capital protection products, and increased equity trading activities partially offset a general shortfall in fixed income-related results.

The banking sector was impacted by the turmoil in credit markets, including valuation reductions, further provisions, ratings downgrades, profit warnings, cancelled share buybacks, fears about possible dividend cuts and the need for recapitalization and balance sheet reconstruction. Banks issued a record amount of equity-related securities in the second half of the year as they rebuilt their balance sheets and sought funding. Sovereign wealth funds based in Asia and the Middle East invested heavily in leading international banks. Meanwhile, the US government initiated a program to freeze subprime mortgage rates under certain conditions with the goal of limiting the increase of foreclosures due to payment defaults. The overall asset-backed securities market remained difficult during 4Q07, and there were further valuation reductions on residential and commercial mortgage-backed securities. Valuations of residential mortgage-backed securities reflected the deterioration in the US housing sector, increased payment defaults and the related actions of the ratings agencies. Valuations of commercial mortgage-backed securities decreased significantly toward the end of the quarter as a result of widening credit spreads, primarily reflecting concerns of decelerating economic growth.

Global equities and equity derivatives volumes in 4Q07 were higher than in 4Q06, but lower than in 3Q07. The initial public offering backlog increased to USD 36 billion, and the total issuance backlog was at USD 37 billion, up 93% compared to the end of last year. Deal activity for mergers and acquisitions was robust, with global announced mergers and acquisitions volumes up 24% compared to 4Q06 and 11% compared to 3Q07. Completed mergers and acquisitions volumes saw similar trends with both global and European volumes up 25% and 29%, respectively, compared to 4Q06.

Global bond market volumes continued to rise in November with a setback in December 2007. The steepening of the yield curves in the US and Europe was driven mainly by spread widening in the high-yield segment, also reflecting the more conservative credit standards applied by banks and other financial institutions.

Market volumes (growth in %)

		Global		Europe

	QoQ	YoY	QoQ	YoY

Equity trading volume[1]	(19.4)	39.5	(20.2)	41.7

Fixed income trading volume[2]	5.0	14.0	14.0	13.0

Announced mergers and acquisitions[3]	11.5	24.2	52.9	37.7

Completed mergers and acquisitions[3]	17.7	25.5	37.9	29.1

Equity underwriting[3]	64.4	15.6	58.3	22.2

Debt underwriting[3]	7.8	(0.2)	(13.5)	(4.5)

Syndicated lending - Investment-grade[3]	(23.4)	19.7	–	–

1 Virt-x, Euronext, LSE, Deutsche Börse, NYSE, Hong Kong Stock Exchange 2 Deutsche Börse, Federal Reserve Bank of New York 3 Dealogic

Credit Suisse Results
Credit Suisse

Our consolidated statements of income include minority interests without significant economic interest, which do not impact net income, but significantly increase reported net revenues and income from continuing operations before taxes. Hence, we separate these minority interests from our consolidated performance and report the remainder as Core Results.

Core Results

Core Results include the performance of our three operating segments Investment Banking, Private Banking and Asset Management as well as Corporate Center, including eliminations and consolidation adjustments. Core Results represent the performance of our integrated banking organization.

Key Performance Indicators

Our Credit Suisse Key Performance Indicators (KPI) measure our progress as an integrated banking organization. We focus on growth, efficiency, shareholder return and capital strength to manage our business for long-term sustainable value creation.

Credit Suisse
In 4Q07, income from continuing operations was CHF 1,329 million, down 49% compared to a strong 4Q06 and up 2% from 3Q07. Despite the challenging environment in the second half of 2007, income from continuing operations for 2007 was a record CHF 8,549 million and return on equity was 19.8%.

Results

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Statements of income (CHF million)

Net interest income	2,156	1,959	1,427	10	51	8,453	6,566	29

Commissions and fees	4,879	4,231	5,069	15	(4)	19,329	17,647	10

Trading revenues	457	(158)	2,956	–	(85)	7,325	9,428	(22)

Other revenues	1,921	810	1,362	137	41	5,805	4,962	17

Net revenues	9,413	6,842	10,814	38	(13)	40,912	38,603	6

Provision for credit losses	203	4	(20)	–	–	240	(111)	–

Compensation and benefits	3,468	2,392	4,100	45	(15)	16,219	15,697	3

General and administrative expenses	2,022	1,743	1,815	16	11	6,916	6,445	7

Commission expenses	694	667	605	4	15	2,612	2,272	15

Total other operating expenses	2,716	2,410	2,420	13	12	9,528	8,717	9

Total operating expenses	6,184	4,802	6,520	29	(5)	25,747	24,414	5

Income from continuing operations before taxes	3,026	2,036	4,314	49	(30)	14,925	14,300	4

Income tax expense	(15)	(32)	805	(53)	–	1,638	2,389	(31)

Minority interests	1,712	766	910	123	88	4,738	3,630	31

Income from continuing operations	1,329	1,302	2,599	2	(49)	8,549	8,281	3

Income from discontinued operations	0	0	2,074	–	(100)	0	3,070	(100)

Extraordinary items	0	0	0	–	–	0	(24)	100

Net income	1,329	1,302	4,673	2	(72)	8,549	11,327	(25)

Earnings per share (CHF)

Basic earnings per share from continuing operations	1.30	1.27	2.42	2	(46)	8.18	7.53	9

Basic earnings per share	1.30	1.27	4.35	2	(70)	8.18	10.30	(21)

Diluted earnings per share from continuing operations	1.21	1.18	2.29	3	(47)	7.65	7.19	6

Diluted earnings per share	1.21	1.18	4.12	3	(71)	7.65	9.83	(22)

Return on equity (%)

Return on equity	12.4	12.4	44.1	–	–	19.8	27.5	–

Return on tangible equity[1]	16.8	17.1	60.9	–	–	26.9	40.6	–

BIS statistics

Risk-weighted assets (CHF million)	312,068	298,688	253,676	4	23	312,068	253,676	23

Tier 1 capital (CHF million)	35,518	35,888	35,147	(1)	1	35,518	35,147	1

Total capital (CHF million)	45,883	45,682	46,764	0	(2)	45,883	46,764	(2)

Tier 1 ratio (%)	11.4	12.0	13.9	–	–	11.4	13.9	–

Total capital ratio (%)	14.7	15.3	18.4	–	–	14.7	18.4	–

Number of employees (full-time equivalents)

Number of employees	48,100	47,200	44,900	2	7	48,100	44,900	7

1 Based on tangible shareholders' equity, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Results summary
In 4Q07, income from continuing operations was CHF 1,329 million, down CHF 1,270 million, or 49%, against the strong 4Q06 and up CHF 27 million, or 2%, against 3Q07. Net income in 4Q07 was CHF 1,329 million, down from CHF 4,673 million in 4Q06, which included income from discontinued operations of CHF 2,074 million. Our results in 4Q07, particularly in Investment Banking and Asset Management, reflected adverse effects from the turmoil in the credit markets. However, our focus on risk management enabled us to perform relatively well, limiting losses and exposures in Investment Banking related to the subprime mortgage market. Private Banking delivered further profitable growth. Asset Management was impacted by further valuation reductions on securities purchased from our money market funds. Before these valuation reductions, Asset Management results were strong. Our results also benefited from fair value gains due to the widening credit spreads on Credit Suisse debt. Income tax expense benefited from a 4Q07-specific net credit from the re-measurement of uncertain tax positions. The remaining favorable variance to our originally accrued tax rate was due to normal business-driven tax related items. The former was recorded in accordance with FIN 48. The latter included non-taxable income, the streamlining of certain legal entity structures and the geographic mix of pre-tax income, which was partially offset by an increase in the valuation allowance on deferred tax assets attributable to the lower business results in certain entities.

Diluted earnings per share from continuing operations in 4Q07 were CHF 1.21 compared to CHF 2.29 in 4Q06 and CHF 1.18 in 3Q07. Return on equity was 12.4%, compared to 44.1% in 4Q06, which included income from discontinued operations, and 12.4% in 3Q07. Our capital remained strong with a BIS tier 1 ratio of 11.4% as of the end of 4Q07, compared to 13.9% as of the end of 4Q06 and 12.0% as of the end of 3Q07.

For 2007, income from continuing operations was a record CHF 8,549 million and diluted earnings per share were CHF 7.65. Return on equity for 2007 was 19.8%. 2007 net income of CHF 8,549 million was down from CHF 11,327 million in 2006, which included income from discontinued operations of CHF 3,070 million.

Management changes
On January 10, 2008, we announced the appointment of Eric Varvel as Chief Executive Officer (CEO) of the Europe, Middle East and Africa (EMEA) region. In this role, he joins the Executive Board of Credit Suisse and chairs the EMEA Management Committee. Based in London, Eric Varvel assumed his role on February 1, 2008, in addition to his existing responsibilities as Co-Head of the Global Investment Banking department and Head of the Global Markets Solutions Group in Investment Banking. Eric Varvel succeeded Michael Philipp, who stepped down as a member of the Executive Board to assume a new role as Chairman of the Middle East and Africa, focusing on strategic clients in the region, working closely with Eric Varvel.

As announced on September 6, 2007, Kai Nargolwala started on January 1, 2008, in his role as CEO of the Asia Pacific region, succeeding Paul Calello, who was appointed CEO of Investment Banking in May 2007. The regional management team is now complete and we expect this to further accelerate the delivery of our integrated bank.

Core Results
Core Results include the results of our three segments and the Corporate Center. Credit Suisse’s results also include revenues and expenses from the consolidation of certain private equity funds and other entities in which we do not have a significant economic interest (SEI) in such revenues and expenses. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our income tax expense is not affected by these revenues and expenses. These minority interest-related revenues and expenses are reported as “Minority interests without SEI” in the “Credit Suisse and Core Results” table above.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Credit Suisse and Core Results

			Core Results			Minority interests without SEI			Credit Suisse

in the period	4Q07	3Q07	4Q06	4Q07	3Q07	4Q06	4Q07	3Q07	4Q06

Statements of income (CHF million)

Net revenues	7,738	6,020	9,816	1,675	822	998	9,413	6,842	10,814

Provision for credit losses	203	4	(20)	0	0	0	203	4	(20)

Compensation and benefits	3,457	2,354	4,047	11	38	53	3,468	2,392	4,100

General and administrative expenses	2,004	1,712	1,797	18	31	18	2,022	1,743	1,815

Commission expenses	694	667	605	0	0	0	694	667	605

Total other operating expenses	2,698	2,379	2,402	18	31	18	2,716	2,410	2,420

Total operating expenses	6,155	4,733	6,449	29	69	71	6,184	4,802	6,520

Income from continuing operations before taxes	1,380	1,283	3,387	1,646	753	927	3,026	2,036	4,314

Income tax expense	(15)	(32)	805	0	0	0	(15)	(32)	805

Minority interests	66	13	(17)	1,646	753	927	1,712	766	910

Income from continuing operations	1,329	1,302	2,599	0	0	0	1,329	1,302	2,599

Income from discontinued operations	0	0	2,074	0	0	0	0	0	2,074

Net income	1,329	1,302	4,673	0	0	0	1,329	1,302	4,673

Statement of income metrics (%)

Compensation/revenue ratio	44.7	39.1	41.2	–	–	–	36.8	35.0	37.9

Non-compensation/revenue ratio	34.9	39.5	24.5	–	–	–	28.9	35.2	22.4

Cost/income ratio	79.5	78.6	65.7	–	–	–	65.7	70.2	60.3

Pre-tax income margin	17.8	21.3	34.5	–	–	–	32.1	29.8	39.9

Tax rate	(1.1)	(2.5)	23.8	–	–	–	(0.5)	(1.6)	18.7

Net income margin from continuing operations	17.2	21.6	26.5	–	–	–	14.1	19.0	24.0

Net income margin	17.2	21.6	47.6	–	–	–	14.1	19.0	43.2

Allocations and funding
Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis. The aim of revenue-sharing and service level agreements is to reflect the pricing structure of unrelated third-party transactions. Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends these funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. Included in this allocation are gains and losses recorded on the fair value of our own debt.

Developing our footprint in Brazil

Our 4Q07 results reflected the acquisition of a majority interest in Hedging-Griffo, a leading asset management and private banking company in Brazil. Since entering the Brazilian market in 1998, we have continued to develop our market position. Today we are the largest investment bank, the largest stock broker and the third-largest asset manager in Brazil. In September 2007, we were recognized by Euromoney magazine’s “2007 Awards for Excellence” as the leading mergers and acquisitions house in Brazil, and in December 2007, we were ranked number one in Brazil’s equity capital markets league tables and in Brazil’s initial public offering (IPO) league tables. We were also a joint book runner on the USD 3.7 billion offering for the São Paulo Stock Exchange, Latin America’s largest IPO to date.

Our presence reflects our long-term commitment to Brazil and our continued efforts to expand our footprint in high-growth markets globally. Less than a decade ago, Brazil’s economy was in turmoil. In 1999 and 2002, Brazil’s currency, the real, was significantly devalued, interest rates peaked at approximately 50%, risk premiums rose to over 2,400 basis points and equity valuations dropped by 65%. In 2002, Brazil’s government put in place a series of measures to transform the economy. By the end of 2007, benefiting from the strong global economy and higher commodity prices, Brazil had significantly strengthened its foreign exchange reserves, stabilized its currency and reduced its foreign debt. Market capitalization rose to approximately 90% of gross domestic product (GDP), inflation was under control, interest rates declined and GDP growth was 4.5% to 5% per annum.

Much like Brazil’s accomplishment, our commitment is also a success story. Since purchasing the investment bank Garantia in 1998, we have been a dominant player in investment banking and have leveraged our position to drive growth in our asset management and private banking businesses. We now offer a diversified platform of products and services. Our momentum was further strengthened by the acquisition of Hedging-Griffo, which added scale to our onshore asset management and private banking businesses.

We believe our ability to offer clients customized and holistic solutions across Investment Banking, Private Banking and Asset Management gives us an important competitive advantage in further developing our market position and expanding our product offering.

Core Results
In Investment Banking we performed relatively well, as our focus on risk management enabled us to limit losses from the turmoil in credit markets. Results in Private Banking continued to be strong. Asset Management was adversely impacted by further valuation reductions from securities purchased from our money market funds. Before these valuation reductions, Asset Management results were strong. For 4Q07, net income was CHF 1,329 million. For 2007, we delivered record results for net revenues and income from continuing operations.

Results

			in / end of		% change		in / end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006		YoY

Statements of income (CHF million)

Net interest income	2,130	1,901	1,387	12	54	8,314	6,408		30

Commissions and fees	4,889	4,208	5,089	16	(4)	19,360	17,754		9

Trading revenues	457	(158)	2,956	–	(85)	7,325	9,375		(22)

Other revenues	262	69	384	280	(32)	1,131	1,403		(19)

Net revenues[1,2]	7,738	6,020	9,816	29	(21)	36,130	34,940		3

Provision for credit losses	203	4	(20)	–	–	240	(111)		–

Compensation and benefits	3,457	2,354	4,047	47	(15)	16,103	15,644		3

General and administrative expenses	2,004	1,712	1,797	17	12	6,850	6,395	[3]	7

Commission expenses	694	667	605	4	15	2,612	2,272		15

Total other operating expenses	2,698	2,379	2,402	13	12	9,462	8,667		9

Total operating expenses	6,155	4,733	6,449	30	(5)	25,565	24,311		5

Income from continuing operations before taxes	1,380	1,283	3,387	8	(59)	10,325	10,740		(4)

Income tax expense	(15)	(32)	805	(53)	–	1,638	2,389		(31)

Minority interests	66	13	(17)	408	–	138	70		97

Income from continuing operations	1,329	1,302	2,599	2	(49)	8,549	8,281		3

Income from discontinued operations	0	0	2,074	–	(100)	0	3,070		(100)

Extraordinary items	0	0	0	–	–	0	(24)		100

Net income	1,329	1,302	4,673	2	(72)	8,549	11,327		(25)

Statement of income metrics (%)

Compensation/revenue ratio	44.7	39.1	41.2	–	–	44.6	44.8		–

Non-compensation/revenue ratio	34.9	39.5	24.5	–	–	26.2	24.8		–

Cost/income ratio	79.5	78.6	65.7	–	–	70.8	69.6		–

Pre-tax income margin	17.8	21.3	34.5	–	–	28.6	30.7		–

Tax rate	(1.1)	(2.5)	23.8	–	–	15.9	22.2		–

Net income margin from continuing operations	17.2	21.6	26.5	–	–	23.7	23.7		–

Net income margin	17.2	21.6	47.6	–	–	23.7	32.4		–

Number of employees (full-time equivalents)

Number of employees	48,100	47,200	44,900	2	7	48,100	44,900		7

1 Includes valuation reductions in Asset Management of CHF 774 million and CHF 920 million in 4Q07 and 2007, respectively, from securities purchased from our money market funds. 2 Includes valuation reductions in Investment Banking of CHF 1,259 million and CHF 2,010 million in 4Q07 and 2007, respectively, relating to leveraged finance and structured products. 3 Includes CHF 508 million of credits from insurance settlements for litigation and related costs in Investment Banking.

Core Results include the results of our integrated banking organization and exclude revenues and expenses in respect of minority interests in which we do not have significant economic interest.
Results summary
In 4Q07, income from continuing operations was CHF 1,329 million, down CHF 1,270 million, or 49%, against the strong 4Q06 and up CHF 27 million, or 2%, against 3Q07. Net income in 4Q07 was CHF 1,329 million, down from CHF 4,673 million recorded in 4Q06, which included income from discontinued operations of CHF 2,074 million. Net revenues were CHF 7,738 million, down CHF 2,078 million, or 21%, compared to 4Q06, while total operating expenses were CHF 6,155 million, down CHF 294 million, or 5%.

Our Core Results for 4Q07 reflected the turmoil in credit markets, which emerged from the dislocation of the US subprime mortgage market. Net revenues include valuation reductions on structured products and leveraged loan commitments in Investment Banking and securities purchased from our money market funds in Asset Management. These adverse effects were partly offset by continued strong results in Private Banking, demonstrating the benefit of diversification in a more demanding operating environment. Our results include the acquisition of a majority interest in Hedging-Griffo, a leading asset management and private banking company in Brazil. Our results also include fair value gains on Credit Suisse debt, substantially all of which were recorded in Investment Banking. Total operating expenses decreased mainly due to lower performance-related compensation, reflecting lower revenues and an increase in deferred share-based compensation for 2007. Income tax expense benefited from a 4Q07-specific net credit from the re-measurement of uncertain tax positions. The remaining favorable variance to our originally accrued tax rate was due to normal business-driven tax related items. The former was recorded in accordance with FIN 48. The latter included non-taxable income, the streamlining of certain legal entity structures and the geographic mix of pre-tax income, which was partially offset by an increase in the valuation allowance on deferred tax assets attributable to the lower business results in certain entities. We had net new asset outflows of CHF 10.5 billion, reflecting primarily inflows of CHF 12.0 billion in Wealth Management and outflows of CHF 24.9 billion in Asset Management, driven mainly by outflows in money market assets of CHF 27.9 billion.

Compared to 3Q07, net income was up CHF 27 million, or 2%. Net revenues were up CHF 1,718 million, or 29%, while total operating expenses were up CHF 1,422 million, or 30%.
Despite the lower results in the second half of the year, we delivered record 2007 net revenues and income from continuing operations. 2007 income from continuing operations reached CHF 8,549 million, up CHF 268 million, or 3%, from 2006, and net revenues were CHF 36,130 million, up CHF 1,190 million, or 3%.

Capital and risk trends
Our consolidated BIS tier 1 ratio under Basel I was 11.4% as of the end of 4Q07, a decrease from 12.0% as of the end of 3Q07. The decrease was driven primarily by an increase in risk-weighted assets and a decrease in our tier 1 capital. As of the end of 4Q07, the BIS tier 1 ratio under Basel II would have been approximately 120 basis points lower.

At the Annual General Meeting on May 4, 2007, the shareholders approved the launch of a three-year share buyback program of up to CHF 8 billion. During 4Q07, we repurchased 3.9 million common shares in the amount of CHF 0.3 billion under the new program. As of the end of January 2008, we had repurchased a total of CHF 4.1 billion, or 51%, of the approved CHF 8 billion. As a result of the challenging operating environment, we reduced our share buyback activity in the second half of 2007. Our ability to complete the share buyback program in 2008 is dependent on market conditions.

Our Board of Directors will propose a cash dividend of CHF 2.50 per share for 2007 at the Annual General Meeting on April 25, 2008. The proposal is subject to approval at the Annual General Meeting.
In 4Q07, our overall position risk, measured on the basis of our economic risk capital model, decreased 10% compared to 3Q07, mainly driven by lower real estate and structured assets and fixed income trading exposures. Average Value-at-Risk (VaR) for the Group’s trading books increased to CHF 176 million, primarily reflecting the increased market volatility.

For further information on capital and risk trends, refer to “Balance Sheet, Capital and Risk.”
Initiatives and achievements
Despite the challenging market environment, we continued to implement our strategic agenda.
– We completed the acquisition of a majority interest in Hedging-Griffo, a leading asset management and private banking company in Brazil. The acquisition supports our integrated bank strategy by adding significant scale to our onshore activities, further enhancing our leading market position in Brazil (see “Developing our footprint in Brazil” on page 13).

– We expanded our wealth management footprint in various locations, including the launch of onshore activities in Austria and Israel.
– In New York, we partnered with the Mercantile Exchange in the launch of The Green Exchange, a comprehensive global environmental marketplace of contracts for carbon dioxide, renewable energy and other major environmental commodities. In recognition of the increasing importance of environmental issues to our clients, we also announced in 4Q07 the formation of the Environmental Business Group, which is focused on establishing strategic platforms with leading environmental companies and innovative products for our clients.

– To further develop our human capital, we announced a new partnership with The Chinese University of Hong Kong to offer a diploma in Global Finance to our employees in Asia Pacific.
– In Hong Kong, we announced the relocation of all our offices to the International Commerce Centre. The move includes a 40% increase in office space and reflects our ambitions for the Asian market. By 2011, all employees in Hong Kong will work under one roof, creating further opportunities for synergies and collaboration.

Results detail
The following provides a comparison of our 4Q07 results versus 4Q06 (YoY) and versus 3Q07 (QoQ).
Net revenues
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

YoY: Down 21% from CHF 9,816 million to CHF 7,738 million
The decrease reflected lower results driven by valuation reductions on the structured products and leveraged finance businesses in Investment Banking and on securities purchased from our money market funds in Asset Management, reflecting the ongoing challenging market conditions, partially offset by a good performance in Private Banking. Net revenues benefited from lower funding costs, including fair value gains due to the widening of credit spreads on Credit Suisse debt.

Investment Banking was adversely impacted by the continued dislocation in the mortgage and credit markets. Revenues reflected valuation reductions in our structured products and leveraged finance businesses of CHF 1,259 million. Fixed income trading revenues were significantly lower compared to 4Q06, reflecting significant valuation reductions, partly offset by strong performances in the interest rate products, fixed income proprietary trading and foreign exchange businesses. Equity trading benefited from strong performances in our global cash, prime services and derivatives businesses. Fixed income and equity trading also benefited from fair value gains of CHF 489 million on Credit Suisse debt.

In Private Banking, we achieved record net revenues. Net interest income increased, benefiting mainly from lower funding costs and higher liability volumes and margins, offset in part by decreased asset margins due to ongoing competitive pressure. Total non-interest income increased mainly as a result of higher commissions and fees, particularly from managed investment products and performance-based fees from Hedging-Griffo.

In Asset Management, net revenues were down, mainly reflecting valuation reductions of CHF 774 million from securities purchased from our money market funds. Before these valuation reductions, income from continuing operations before taxes was CHF 527 million in 4Q07, including a strong increase in private equity and other investment-related gains.

QoQ: Up 29% from CHF 6,020 million to CHF 7,738 million
In Investment Banking, net revenues increased, driven by higher equity trading results as the business recovered from equity proprietary trading losses in 3Q07.
In Private Banking, higher net revenues reflected increased total non-interest income, mainly due to higher commissions and fees, including the performance-based fees.
In Asset Management, net revenues were down, mainly reflecting the valuation reductions, offset in part by increased private equity and other investment-related gains.
Provision for credit losses
YoY: From CHF (20) million to CHF 203 million
The increase was due primarily to higher provisions relating to a guarantee provided in a prior year to a third-party bank by Investment Banking.
QoQ: From CHF 4 million to CHF 203 million
The increase was due primarily to the guarantee.
Operating expenses
Compensation and benefits
YoY: Down 15% from CHF 4,047 million to CHF 3,457 million
The decrease was due primarily to lower performance-related compensation reflecting lower revenues and an increase in deferred share-based compensation for 2007, partly offset by an increase in salaries and benefits as a result of the increase in headcount.

QoQ: Up 47% from CHF 2,354 million to CHF 3,457 million
The increase was due primarily to higher performance-related compensation reflecting higher revenues, partly offset by an increase in deferred share-based compensation for 2007.
General and administrative expenses
YoY: Up 12% from CHF 1,797 million to CHF 2,004 million
The increase was primarily due to delayed or cancelled transactions related to the current market conditions, which resulted in higher professional fees and lower recoveries from client-related travel and entertainment expenses in Investment Banking. Front and back office infrastructure costs increased in Private Banking, reflecting the continued international expansion and marketing and sales activities in Wealth Management. Non-credit-related provisions increased in Investment Banking and Private Banking, partly reflecting releases in 4Q06. Professional fees in Asset Management also increased.

QoQ: Up 17% from CHF 1,712 million to CHF 2,004 million
The increase primarily reflected higher professional fees, non-credit-related provisions and travel and entertainment costs.
Commission expenses
YoY: Up 15% from CHF 605 million to CHF 694 million
The increase primarily reflected increased trading and business volumes.
QoQ: Up 4% from CHF 667 million to CHF 694 million
The increase primarily reflected increased trading and business volumes.
Income tax expense
YoY: From CHF 805 million to CHF (15) million
The effective tax rate was (1.1)% in 4Q07 compared to 23.8% in 4Q06. The reduction in the tax rate was due to a 4Q07-specific net credit of CHF 83 million from the re-measurement of uncertain tax positions. The remaining favorable variance to our originally accrued tax rate of 22% was due to normal business-driven tax related items. The former was recorded in accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No.48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No.109” (FIN 48). The latter included non-taxable income, the streamlining of certain legal entity structures and the geographic mix of pre-tax income, which was partially offset by an increase in the valuation allowance on deferred tax assets of CHF 527 million attributable to the lower business results in certain entities.

QoQ: From CHF (32) million to CHF (15) million
3Q07 reflected the recording of previously unrecognized deferred tax assets of CHF 315 million.
Personnel
The number of employees increased by approximately 900 full-time equivalents compared to the end of 3Q07. The increase was driven primarily by recruitment in Investment Banking and additional relationship managers in targeted markets of Wealth Management. In 4Q07, as part of our year-end review process, and continuing in 1Q08, we selectively reduced headcount in certain Investment Banking businesses to reflect the market conditions.

Number of employees by segment

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Number of employees by segment (full-time equivalents)

Investment Banking	20,600	20,300	18,700	1	10

Wealth Management	14,300	13,900	13,400	3	7

Corporate & Retail Banking	8,900	8,900	8,800	0	1

Private Banking	23,200	22,800	22,200	2	5

Asset Management	3,600	3,400	3,400	6	6

Corporate Center	700	700	600	0	17

Number of employees	48,100	47,200	44,900	2	7

Key Performance Indicators
To benchmark our achievements, we have defined a set of integrated bank performance indicators for which we have targets to be achieved over a three to five year period throughout the market cycles. Although market conditions have been challenging, we continue to be optimistic in achieving our targets over the longer term.

Growth
For earnings per share, we target a double-digit annual percentage growth. Diluted earnings per share growth from continuing operations was (47.2)% in 4Q07 and 6.4% in 2007.
For net new assets, we target a growth rate above 6%. In 4Q07, we recorded an annualized net new asset growth rate of (2.7)% and a rolling four-quarter average growth rate of 3.4%. The annualized net new asset growth rate was 3.4% in 2007.

Efficiency
We target a cost/income ratio of 65%. Our Core Results cost/income ratio was 79.5% for 4Q07 and 70.8% in 2007.
Performance
For return on equity, we target an annual rate of return of above 20%. In 4Q07, we achieved 12.4%. In 2007, we achieved 19.8%.
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. For 2007, annualized total shareholder return was (17.8)%.
Capital strength
The BIS tier 1 ratio under Basel I was 11.4% as of the end of 4Q07. As of the end of 4Q07, the BIS tier 1 ratio under Basel II would have been approximately 120 basis points lower.

						in / end of

	4Q07		2007	2006	2005	2004

Growth (%)

YoY diluted earnings per share growth from continuing operations	(47.2)		6.4	84.4	(7.8)	53.8

Net new asset growth (annualized)	(2.7)		3.4	7.2	5.4	2.7

Net new asset growth (rolling four-quarter average)	3.4		3.4	7.2	5.4	2.7

Efficiency (%)

Core Results cost/income ratio	79.5		70.8	69.6	81.6	75.4

Return (%)

Return on equity (annualized)	12.4		19.8	27.5	15.4	15.9

Total shareholder return (annualized)	–	[1]	(17.8)	30.5	44.2	6.8

Capital strength (%)

Basel I BIS tier 1 ratio	11.4		11.4	13.9	11.3	12.3

1 Not applicable as total shareholder return is calculated on a year-to-date basis.

Core Results
Investment Banking
Investment Banking comprises the performance of our trading, underwriting and advisory franchise for which we aspire to a mid-term pre-tax income margin of above 30%.
Private Banking
Private Banking encompasses the results of our Wealth Management and Corporate & Retail Banking businesses.
Wealth Management

Wealth Management generates recurring revenues from assets under management and loans and transaction-based revenues from client trading and other service offerings. Across the cycle, we target a pre-tax income margin of above 40% and net new asset growth of 6%.

Corporate & Retail Banking

Corporate & Retail Banking derives net interest income from commercial and consumer loans, as well as non-interest revenues from various service offerings. Our ambition is to generate a pre-tax income margin of above 40% across the cycle.

Asset Management

Asset Management records management and performance fees from the entire range of asset classes, managing both traditional and alternative investments. We strive for a mid-term pre-tax income margin of above 35%.

Investment Banking
During 4Q07, Investment Banking was profitable with income from continuing operations before taxes of CHF 328 million. Net revenues were up from 3Q07, despite further valuation reductions in the structured products and leveraged finance businesses. Due to the challenging and volatile operating environment in the second half of the year, net revenues of CHF 20,135 million and income from continuing operations before taxes of CHF 4,826 million for 2007 declined from 2006 levels.

Results

			in / end of		% change		in / end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006		YoY

Statements of income (CHF million)

Net revenues	3,918	2,097	6,085	87	(36)	20,135	20,469		(2)

Provision for credit losses	210	20	20	–	–	300	(38)		–

Compensation and benefits	2,080	839	2,566	148	(19)	10,191	10,261		(1)

General and administrative expenses	941	864	847	9	11	3,435	3,077	[1]	12

Commission expenses	359	368	310	(2)	16	1,383	1,218		14

Total other operating expenses	1,300	1,232	1,157	6	12	4,818	4,295		12

Total operating expenses	3,380	2,071	3,723	63	(9)	15,009	14,556		3

Income from continuing operations before taxes	328	6	2,342	–	(86)	4,826	5,951		(19)

Statement of income metrics (%)

Compensation/revenue ratio	53.1	40.0	42.2	–	–	50.6	50.1		–

Non-compensation/revenue ratio	33.2	58.8	19.0	–	–	23.9	21.0		–

Cost/income ratio	86.3	98.8	61.2	–	–	74.5	71.1		–

Pre-tax income margin	8.4	0.3	38.5	–	–	24.0	29.1		–

Utilized economic capital and return

Average utilized economic capital (CHF million)	19,182	19,111	19,087	0	0	18,940	18,026		5

Pre-tax return on average utilized economic capital (%)[2]	7.9	1.3	51.4	–	–	26.6	35.4		–

Balance sheet statistics (CHF million)

Total assets	1,141,778	1,156,573	1,046,557	(1)	9	1,141,778	1,046,557		9

Net loans	64,892	53,097	44,285	22	47	64,892	44,285		47

Goodwill	7,465	7,551	7,809	(1)	(4)	7,465	7,809		(4)

Number of employees (full-time equivalents)

Number of employees	20,600	20,300	18,700	1	10	20,600	18,700		10

1 Includes CHF 508 million of credits from insurance settlements for litigation and related costs. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

				in		% change			in	% change

	4Q07		3Q07	4Q06	QoQ	YoY	2007		2006	YoY

Net revenue detail (CHF million)

Debt underwriting	341	[1]	85	686	301	(50)	1,864	[1]	2,206	(16)

Equity underwriting	393		327	484	20	(19)	1,444		1,270	14

Total underwriting	734		412	1,170	78	(37)	3,308		3,476	(5)

Advisory and other fees	670		440	785	52	(15)	2,253		1,900	19

Total underwriting and advisory	1,404		852	1,955	65	(28)	5,561		5,376	3

Fixed income trading	693	[2]	514	2,755	35	(75)	7,261	[2]	9,598	(24)

Equity trading	2,068		1,037	1,596	99	30	7,751		5,881	32

Total trading	2,761		1,551	4,351	78	(37)	15,012		15,479	(3)

Other	(247)	[3]	(306)	(221)	(19)	12	(438)	[3]	(386)	13

Net revenues	3,918		2,097	6,085	87	(36)	20,135		20,469	(2)

Average one-day, 99% Value-at-Risk (CHF million)

Interest rate and credit spread	103		72	48	43	115	72		56	29

Foreign exchange	38		22	19	73	100	26		19	37

Commodity	22		18	12	22	83	17		10	70

Equity	90		71	57	27	58	80		59	36

Diversification benefit	(81)		(88)	(65)	(8)	25	(81)		(65)	25

Average one-day, 99% Value-at-Risk	172		95	71	81	142	114		79	44

1 Includes CHF 16 million and CHF 380 million of net valuation reductions (including hedges) on asset-backed securities CDO origination assets and CHF 23 million and CHF 31 million of fee revenues from the leveraged finance business in 4Q07 and 2007, respectively. 2 Includes CHF 864 million and CHF 1,067 million of net valuation reductions (including fees, hedges and interest on funded positions) on CMBS and RMBS and CHF 54 million and CHF 311 million of net valuation reductions (including fees, hedges, interest on funded positions and recoveries) on leveraged finance loan commitments in 4Q07 and 2007, respectively. Also includes CHF 148 million of net valuation reductions (including hedges) in 4Q07 and CHF 272 million of net valuation gains (including hedges) in 2007 on asset-backed securities CDO warehousing and synthetic CDO assets. 3 Includes CHF 200 million and CHF 555 million of net valuation reductions (including fees, hedges, interest on funded positions and recoveries) on bridge loan commitments in 4Q07 and 2007, respectively.

Operating environment
The operating environment remained challenging during 4Q07. The dislocation in the US subprime mortgage market continued to extend across sectors and asset classes. There were further price declines in residential and commercial mortgages, municipal bonds and the high-yield and leveraged loan markets. Credit spreads widened in both the investment-grade and non-investment-grade sectors and the asset-backed (ABX) and commercial mortgage-backed (CMBX) indices declined in value. The further deterioration in credit markets, coupled with continued diminished liquidity in money markets, made both leveraged finance and commercial mortgage-backed securities (CMBS) transactions more challenging. The CMBS market remained weak in Europe, although there was some activity in the US. As a result of this environment, new issue activity was minimal across structured products. Certain businesses, including interest rate products, continued to benefit from declining interest rates, a steeper yield curve and the overall flight to quality.

Most major equity indices were down in the quarter due to continued uncertainty regarding US and global economic growth prospects. Equity market volatility, as indicated by the Chicago Board Options Exchange Volatility Index (VIX), was up and contributed to increased trading volumes. Overall, customer activity in both primary and secondary markets remained relatively robust across much of the global market.

Investment banking activity improved versus 3Q07. Completed mergers and acquisitions, and new issuance volumes in investment-grade, equity and high-yield underwriting, were all ahead of 3Q07 levels.
Results summary
In 4Q07, income from continuing operations before taxes was CHF 328 million, down CHF 2,014 million, or 86%, compared to a strong 4Q06. Net revenues were CHF 3,918 million, down CHF 2,167 million, or 36%, due in large part to the impact of the current credit market dislocations on our fixed income businesses, partly offset by strong equity trading revenues. Total operating expenses were CHF 3,380 million, down CHF 343 million, or 9%, due primarily to a decrease in compensation and benefits expenses reflecting lower net revenues and an increase in deferred share-based compensation for 2007.

Compared to 3Q07, income from continuing operations before taxes increased CHF 322 million. Net revenues were up CHF 1,821 million, or 87%, with higher revenues in several major business areas. Total operating expenses were up CHF 1,309 million, or 63%, due primarily to higher compensation and benefits expenses reflecting higher net revenues following a weak 3Q07.

Results in 4Q07 were negatively impacted by the continued dislocation in the structured products and credit markets, which led to significantly lower fixed income trading results compared to 4Q06, partly offset by strong performances in the interest rate products, fixed income proprietary trading and foreign exchange businesses.

Equity trading benefited from strong performances in the global cash, prime services and derivatives businesses. Equity proprietary trading recovered from losses in 3Q07 and had a profitable quarter. Fixed income and equity trading also benefited from fair value gains of CHF 489 million due to widening credit spreads on Credit Suisse debt. Our underwriting and advisory businesses had lower revenues compared to 4Q06, but improved compared to 3Q07.

Provision for credit losses increased primarily due to higher provisions relating to a guarantee provided in a prior year to a third-party bank.
For 2007, income from continuing operations before taxes was CHF 4,826 million, down CHF 1,125 million, or 19%, compared to 2006. Net revenues were CHF 20,135 million, down CHF 334 million, compared to 2006. We achieved higher revenues in equity trading, equity underwriting and advisory and other fees, but had significantly lower revenues in fixed income trading and debt underwriting, reflecting the severe market dislocations in the second half of 2007. Total operating expenses increased 3%, primarily reflecting credits from insurance settlements for litigation and related costs of CHF 508 million in 2006. The weakening of the average rate of the US dollar against the Swiss franc adversely affected revenues and favorably impacted expenses. Net revenues were up 2% and total operating expenses were up 7% in US dollar terms.

Impact on results of the events in the mortgage and credit markets
In 4Q07, the continued dislocation in the structured products and credit markets led to significantly lower revenues in our leveraged finance and structured products businesses, including CMBS, residential mortgage-backed securities (RMBS) and collateralized debt obligations (CDO). Our leveraged finance and structured products businesses had net valuation reductions of CHF 1,259 million and CHF 2,010 million in 4Q07 and 2007, respectively.

Leveraged Finance
Our leveraged finance business had net valuation reductions (including fees, hedges, interest on funded positions and recoveries) of CHF 231 million in 4Q07. Our gross valuation reductions (net of fees and terminations) were CHF 670 million. Our unfunded non-investment grade loan commitments (both leveraged loan and bridge) were CHF 25.3 billion (USD 22.4 billion) as of the end of 4Q07 versus CHF 52.3 billion (USD 44.7 billion) as of the end of 3Q07. Our funded non-investment grade loans (both leveraged loan and bridge) were CHF 10.7 billion (USD 9.5 billion) as of the end of 4Q07 versus CHF 6.3 billion (USD 5.4 billion) as of the end of 3Q07. The majority of our funded and unfunded loan commitments exposure is to large cap issuers with historically stable cash flows and substantial assets.

Leveraged finance revenues, including both origination and trading activities, totaled CHF 1.0 billion in 2007 compared to CHF 2.6 billion in 2006, reflecting the market dislocation in the second half of 2007.

Structured Products
Our CMBS business had net valuation reductions (including fees, hedges and interest on funded positions) of CHF 384 million in 4Q07. Our gross valuation reductions (net of fees) were CHF 737 million. Our CMBS origination gross exposure was CHF 25.9 billion (USD 22.9 billion) as of the end of 4Q07 versus CHF 35.9 billion (USD 30.7 billion) as of the end of 3Q07. The vast majority of our loans are secured by stable, high quality, income-producing real estate to a diverse range of borrowers in the US, Europe and Asia.

Our RMBS business had net valuation reductions (including fees, hedges and interest on funded positions) of CHF 480 million in 4Q07. Within our RMBS business, we had net US subprime exposure of CHF 1.6 billion (USD 1.4 billion) as of the end of 4Q07 versus CHF 3.9 billion (USD 3.3 billion) as of the end of 3Q07. Our other RMBS non-agency exposure was CHF 7.1 billion (USD 6.3 billion) as of the end of 4Q07 versus CHF 12.4 billion (USD 10.6 billion) as of the end of 3Q07. Of this amount, our US Alt-A exposure was CHF 2.8 billion (USD 2.5 billion) as of the end of 4Q07 versus CHF 7.0 billion (USD 6.0 billion) as of the end of 3Q07.

Our asset-backed securities CDO origination, warehousing and synthetic businesses had net valuation reductions (including hedges) of CHF 164 million in 4Q07, net of the results from certain related trading activities. Our CDO business had net subprime exposure of CHF 2.7 billion (USD 2.4 billion) as of the end of 4Q07 versus CHF 2.3 billion (USD 2.0 billion) as of the end of 3Q07.

Combined revenues from these and related structured products businesses totaled CHF 381 million in 2007 compared to CHF 3.1 billion in 2006.
Performance indicators
Pre-tax income margin (KPI)
Our mid-term goal is a pre-tax income margin of 30% or greater. The 4Q07 pre-tax income margin was 8.4% compared to 38.5% in 4Q06 and 0.3% in 3Q07, reflecting the difficult operating environment. The 2007 pre-tax income margin was 24.0% compared to 29.1% for 2006.

Compensation/revenue ratio
The 4Q07 compensation/revenue ratio was 53.1% compared to 42.2% in 4Q06, reflecting a significantly higher level of revenues in 4Q06. Compared to 40.0% in 3Q07, the 4Q07 compensation/revenue ratio was higher, primarily reflecting higher performance-based compensation due to increased revenues. The 2007 compensation/revenue ratio was 50.6% compared to 50.1% for 2006, with discretionary bonuses representing a significant portion. Compensation and benefits reflected an increase in deferred share-based compensation for 2007. Compensation and benefits for a given year are determined by the strength and breadth of the business results, staffing levels and the impact of share-based compensation programs.

Value-at-Risk
The 4Q07 average one-day, 99% VaR was CHF 172 million compared to CHF 71 million in 4Q06 and CHF 95 million in 3Q07, primarily reflecting the increase in market volatility. For further information on VaR for Credit Suisse, refer to “Risk Management.”

Pre-tax return on average utilized economic capital
The 4Q07 pre-tax return on average utilized economic capital was 7.9% compared to 51.4% in 4Q06 and 1.3% in 3Q07. The 2007 pre-tax return on average utilized economic capital was 26.6% compared to 35.4% for 2006.

Significant transactions and achievements
We executed a number of significant transactions, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including Houghton Mifflin Riverdeep Group PLC (global provider of educational solutions), Energy Future Holdings Corp. (formerly TXU Corp., US energy company) and Fiserv, Inc. (US technology solutions provider).

– Equity capital markets: We executed the initial public offerings for Bovespa Holding (operator of Brazil’s largest stock exchange), Eurasian Natural Resource Corporation PLC (global diversified mining company), NetSuite (global web-based business management application provider) and Iberdrola Renovables (Spanish renewable energy company).

– Mergers & acquisitions: We advised on a number of key transactions that were announced in 4Q07, including the sale of Grant Prideco (global oil and gas parts manufacturer) to National Oilwell Varco, Petersen Energía’s (affiliate of Grupo Petersen, a diversified holding company in Argentina) acquisition of YPF Sociedad Anónima from Repsol YPF, the sale of The Tokyo Star Bank (Japanese bank) by Lone Star Funds (private equity firm) to an investor group led by Advantage Partners and Rank Group Holdings Ltd.’s (New Zealand-based investment company) acquisition of Alcoa’s packaging and consumer businesses.

We received several industry awards and expanded our ability to serve certain geographic and product markets:
– Credit Suisse was recognized as “Leveraged Finance House of the Year” by International Financing Review (IFR) which noted Credit Suisse’s market-leading innovation, focus on execution and strong investor relationships. This follows recognition as “Best Leveraged Finance House” of 2007 from Euromoney and The Banker earlier this year and “High-Yield Bond House of the Year” from Financial News in November 2007. These awards demonstrate the Bank’s position as the leading leveraged finance franchise in a particularly challenging year.

– Credit Suisse won “Swiss Franc Bond House of the Year” by IFR, an award received by Credit Suisse in five of the past seven years.
– Credit Suisse ranked first in European convertible bonds for the third year in a row and first in Asian (non-Japan) convertibles for the second year in a row in Greenwich Associates’ annual survey. This recognition closely follows our recent success in The Banker’s 2007 Investment Banking Awards, in which Credit Suisse was awarded “Best Convertibles House”.

– Credit Suisse won several country, product and deal awards in The Asset’s Asian 2007 Awards, including “Best Foreign Investment Bank” in Indonesia, Korea and Vietnam.
League table positions

in / end of

	4Q07	2007	2006	2005

League table rank / market share (%) [1]

Global fee pool[2]	8 / 5%	7 / 5%	4 / 6%	7 / 5%

High-yield[3]	2 / 14%	2 / 11%	3 / 12%	3 / 11%

Investment-grade[3]	8 / 4%	13 / 3%	13 / 3%	10 / 4%

Asset-backed[3]	12 / 2%	10 / 5%	8 / 5%	– / –%

Mortgage-backed[3]	5 / 6%	4 / 7%	5 / 7%	– / –%

Total debt underwriting[3]	12 / 4%	11 / 4%	8 / 5%	6 / 5%

IPO[2]	6 / 4%	3 / 8%	4 / 7%	1 / 10%

Follow-on2	8 / 3%	7 / 6%	7 / 6%	10 / 3%

Convertible[2]	7 / 4%	9 / 5%	11 / 4%	10 / 4%

Total equity underwriting[2]	8 / 4%	7 / 6%	7 / 6%	8 / 5%

Announced mergers and acquisitions[3]	7 / 29%	6 / 20%	6 / 19%	10 / 11%

Completed mergers and acquisitions[3]	8 / 20%	8 / 18%	8 / 15%	8 / 14%

1 Volume-based, except Global fee pool 2 Dealogic 3 Thomson Financial

Results detail
The following provides a comparison of our 4Q07 results versus 4Q06 (YoY) and versus 3Q07 (QoQ).
Net revenues
Debt underwriting
YoY: Down 50% from CHF 686 million to CHF 341 million
The decrease primarily reflected weaker performance in the leveraged finance and structured products businesses. The continued weakness in the credit markets resulted in lower levels of high-yield and leveraged-lending issuance activity in 4Q07. The structured products businesses were negatively impacted by valuation reductions on our CDO assets.

QoQ: Up 301% from CHF 85 million to CHF 341 million
The increase primarily reflected improved performance in the leveraged finance business and lower levels of valuation reductions on our CDO assets.
Equity underwriting
YoY: Down 19% from CHF 484 million to CHF 393 million
The decrease was due primarily to several large, high-fee transactions in 4Q06. Higher revenues from our Latin America cash business were offset by lower results from the cash business in other regions.

QoQ: Up 20% from CHF 327 million to CHF 393 million
The increase was due primarily to a substantially higher level of industry-wide equity issuance activity compared to 3Q07.
Advisory and other fees
YoY: Down 15% from CHF 785 million to CHF 670 million
The decrease was due to lower levels of global mergers and acquisitions activity than in 4Q06, which included several large, high-fee transactions.
QoQ: Up 52% from CHF 440 million to CHF 670 million
The increase was driven primarily by significantly higher revenues in the private fund group, which had a seasonally strong 4Q07. The private fund group raises capital for hedge funds, private equity and real estate funds.

Fixed income trading
YoY: Down 75% from CHF 2,755 million to CHF 693 million
The decrease was driven primarily by valuation reductions in both the structured products and leveraged finance businesses. The structured products results reflected valuation reductions on our residential and commercial loan assets and CDO warehouse assets, stemming from further price declines, decreased liquidity in the market and limited trading activity. The leveraged finance losses reflected valuation reductions on our loan commitments. The US high-grade business was negatively affected by widening credit spreads, largely on financial and mortgage institutions, and decreased market liquidity. The commodities business recorded lower revenues due to poor trading performance in the power and gas sectors. We continued to make good progress in the development of our alliance with Glencore International in the oil and metals sectors, with the goal of achieving a more diversified and balanced commodities platform. These results were partly offset by solid performances in interest rate products in the US and Europe, fixed income proprietary trading and foreign exchange. In addition, fixed income trading benefited from fair value gains of CHF 440 million on Credit Suisse debt.

QoQ: Up 35% from CHF 514 million to CHF 693 million
The increase was driven by lower levels of valuation reductions in the leveraged finance business, as well as improved performance from the commodities business, fixed income proprietary trading and foreign exchange. These results were partly offset by valuation reductions in the structured products businesses and lower revenues in interest rate products.

Equity trading
YoY: Up 30% from CHF 1,596 million to CHF 2,068 million
The increase reflected strong performances across our cash, prime services and derivatives businesses, offset by lower revenues in equity proprietary trading. The cash business benefited from increased deal activity, trading volumes and client flows, as well as the continued strong performance of our Advanced Execution Services business. Prime services revenues increased, reflecting growth in client balances and new client mandates. Equity derivatives delivered solid results in all regions. Equity trading also benefited from fair value gains of CHF 49 million on Credit Suisse debt.

QoQ: Up 99% from CHF 1,037 million to CHF 2,068 million
The increase was driven primarily by improved results in equity proprietary trading as the business returned to profitability in 4Q07.
Other
YoY: Down from CHF (221) million to CHF (247) million
The decrease was due to valuation reductions on our bridge commitments.
QoQ: Up from CHF (306) million to CHF (247) million
The increase was due to lower levels of valuation reductions on our bridge commitments, partly offset by lower gains from private equity investments not managed as part of Asset Management.
Provision for credit losses
YoY: Up from CHF 20 million to CHF 210 million
The increase was due primarily to higher provisions relating to a guarantee provided in a prior year to a third-party bank.
QoQ: Up from CHF 20 million to CHF 210 million
The increase was due primarily to the guarantee.
Operating expenses
Compensation and benefits
YoY: Down 19% from CHF 2,566 million to CHF 2,080 million
The decrease was due primarily to lower performance-related compensation reflecting lower revenues and an increase in deferred share-based compensation for 2007.
QoQ: Up 148% from CHF 839 million to CHF 2,080 million
The increase was due primarily to higher performance-related compensation reflecting higher revenues, partly offset by the increase in deferred share-based compensation.
General and administrative expenses
YoY: Up 11% from CHF 847 million to CHF 941 million
The increase was primarily due to delayed or cancelled transactions related to the current market conditions, which resulted in higher professional fees and lower recoveries from client-related travel and entertainment expenses. 4Q06 included a credit from insurance settlements and related costs of CHF 34 million.

QoQ: Up 9% from CHF 864 million to CHF 941 million
The increase was due primarily to the increase in professional fees and higher provisions for legal fees.
Commission expenses
YoY: Up 16% from CHF 310 million to CHF 359 million
The increase was driven by higher trading volumes.
QoQ: Down 2% from CHF 368 million to CHF 359 million
The decline was due to the foreign exchange translation impact of the weaker US dollar.
Personnel
The increase was driven primarily by recruitment in fixed income, equity and investment banking. Starting in 4Q07, as part of our year-end review process, and continuing in 1Q08, we selectively reduced headcount in certain businesses, reflecting current market conditions.

Prime services’ contribution to a broader business mix

Over the last five years, we have invested considerable efforts in growing our prime services business and expanding our client base. With our comprehensive offerings, targeted at hedge funds and institutional clients, we achieved strong annual double-digit growth over the last few years. This strong growth reflects our ongoing strategic efforts to diversify our revenue base in Investment Banking. The advantages of a balanced business mix with modest correlation became more important in the challenging market environment in the second half of 2007. Over the last five years, fund balances at Credit Suisse have grown at more than double the rate of the broader market.

Managing investments in today’s financial markets is becoming increasingly complex and competitive. Prime services has developed a strong client base in both the alternative and traditional investment areas by providing access to all products and services within Credit Suisse, as well as benefiting from our strong market position in all regions. Today, 375 employees around the world provide an integrated product and service offering across prime brokerage, financing products, capital services, consulting and risk management. With the ever-increasing pressure to post positive, risk-adjusted absolute returns, our clients not only value our idea generation and products and services but also our open architecture platform, Advanced Prime. This platform allows hedge funds to more easily add prime brokers to facilitate their growth. Addressing the market’s need for enhanced transparency, we developed the first 130/30 index, which provides a performance benchmark for the evolving hedge fund industry. This product was launched in October 2007.

With the expected continued growth of the hedge fund industry, we also expect greater consolidation. Our offerings will continue to evolve as we help clients further diversify across businesses and asset classes, geographies and the liquidity spectrum. We are committed to long-lasting relationships with the leading investment managers of today and tomorrow and we continue to drive innovation as their needs evolve. With the Credit Suisse brand and our integrated business model drawing on recognized expertise in areas valued by clients, we feel prime services is well-positioned to further strengthen and diversify revenues in Investment Banking.

Private Banking
In 4Q07, we achieved record net revenues despite ongoing market turbulence and cautious investor behavior. Income from continuing operations before taxes was CHF 1,377 million, up CHF 234 million, or 20%, from 4Q06. For 2007, income from continuing operations before taxes was a record CHF 5,486 million.

Results

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Statements of income (CHF million)

Net revenues	3,478	3,325	2,973	5	17	13,522	11,678	16

Provision for credit losses	(6)	(17)	(41)	(65)	(85)	(59)	(73)	(19)

Compensation and benefits	1,098	1,152	1,037	(5)	6	4,529	4,038	12

General and administrative expenses	768	673	636	14	21	2,670	2,382	12

Commission expenses	241	228	198	6	22	896	735	22

Total other operating expenses	1,009	901	834	12	21	3,566	3,117	14

Total operating expenses	2,107	2,053	1,871	3	13	8,095	7,155	13

Income from continuing operations before taxes	1,377	1,289	1,143	7	20	5,486	4,596	19

Statement of income metrics (%)

Compensation/revenue ratio	31.6	34.6	34.9	–	–	33.5	34.6	–

Non-compensation/revenue ratio	29.0	27.1	28.1	–	–	26.4	26.7	–

Cost/income ratio	60.6	61.7	62.9	–	–	59.9	61.3	–

Pre-tax income margin	39.6	38.8	38.4	–	–	40.6	39.4	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	4,785	4,694	4,865	2	(2)	4,668	5,172	(10)

Pre-tax return on average utilized economic capital (%)[1]	115.9	110.7	95.7	–	–	118.4	90.4	–

Net revenue detail (CHF million)

Net interest income	1,230	1,224	1,070	0	15	4,788	4,095	17

Total non-interest income	2,248	2,101	1,903	7	18	8,734	7,583	15

Net revenues	3,478	3,325	2,973	5	17	13,522	11,678	16

Balance sheet statistics (CHF million)

Total assets	376,800	370,724	340,741	2	11	376,800	340,741	11

Net loans	175,506	173,349	163,670	1	7	175,506	163,670	7

Goodwill	975	794	791	23	23	975	791	23

Number of employees (full-time equivalents)

Number of employees	23,200	22,800	22,200	2	5	23,200	22,200	5

1 Calculated using a return excluding interest costs for allocated goodwill.

During 4Q07, we continued to face a challenging operating environment characterized by market volatility and ongoing cautious investor behavior. Despite this, we made progress in executing several growth initiatives to strengthen the global franchise, including the completion of the acquisition of Hedging-Griffo as of November 1, 2007.

Income from continuing operations before taxes was CHF 1,377 million, up CHF 234 million, or 20%, compared to 4Q06. Net revenues were a record CHF 3,478 million, up CHF 505 million, or 17%. Net interest income increased, benefiting mainly from lower funding costs and higher liability volumes and margins, offset in part by decreasing asset margins, still faced with ongoing competitive pressure. Total non-interest income increased mainly as a result of higher commissions and fees, particularly from managed investment products (see “Managed investment products of Private Banking” on page 33) and performance-based fees. Provision for credit losses resulted in net releases of CHF 6 million, compared to net releases of CHF 41 million in 4Q06, which benefited from the resolution of a single case. Total operating expenses were CHF 2,107 million, up CHF 236 million, or 13%, compared to 4Q06. This increase was mainly driven by higher personnel and business costs associated with the international expansion of our Wealth Management business, higher commission expenses, non-credit-related provisions, higher marketing and sales activities and expenses related to the minority interests of a consolidated joint venture in our Corporate & Retail Banking business.

Assets under management as of the end of 4Q07 were CHF 995.4 billion, CHF 55.1 billion, or 5.9%, higher than 4Q06, mainly benefiting from the asset gathering during the year. Additionally, assets under management benefited from positive market performance over the last 12 months and the Hedging-Griffo acquisition, and were negatively impacted by foreign exchange-related movements and corporate cash now reported only in client assets. Net new assets were CHF 14.1 billion in 4Q07, up from CHF 9.7 billion in 4Q06, with Wealth Management contributing CHF 12.0 billion and Corporate & Retail Banking contributing CHF 2.1 billion.

Compared to 3Q07, income from continuing operations before taxes was up CHF 88 million, or 7%. Net revenues increased CHF 153 million, or 5%. Total non-interest income increased CHF 147 million, or 7%, mainly due to higher asset-based commissions and fees, including performance-based fees. Total operating expenses were up CHF 54 million, or 3%, mainly driven by business growth related to higher front and back office infrastructure costs, commission expenses, non-credit-related provisions, marketing and sales activities, partially offset by lower performance-related compensation due to an increase in deferred share-based compensation for 2007.

For 2007, income from continuing operations before taxes was a record CHF 5,486 million, up CHF 890 million, or 19%, compared to 2006. Net revenues were also a record CHF 13,522 million, up CHF 1,844 million, or 16%, compared to 2006, mainly driven by higher commission and fees, lower funding costs and higher liability volumes and margins, offset in part by decreasing asset margins. Operating expenses were CHF 8,095 million, up CHF 940 million, or 13%, mainly driven by business growth and related compensation and benefits, front and back office infrastructure costs and commission expenses.

Wealth Management
During 4Q07, we continued to profitably grow the business and strengthen our franchise in key markets. Despite the challenging operating environment, we achieved record net revenues and net new assets were CHF 12.0 billion. Income from continuing operations before taxes was CHF 976 million, up CHF 165 million, or 20%, from 4Q06. For 2007, income from continuing operations before taxes was also a record CHF 3,865 million.

Results

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Statements of income (CHF million)

Net revenues	2,476	2,344	2,077	6	19	9,583	8,181	17

Provision for credit losses	2	(1)	(17)	–	–	3	(19)	–

Compensation and benefits	778	812	714	(4)	9	3,177	2,780	14

General and administrative expenses	513	437	403	17	27	1,770	1,571	13

Commission expenses	207	196	166	6	25	768	612	25

Total other operating expenses	720	633	569	14	27	2,538	2,183	16

Total operating expenses	1,498	1,445	1,283	4	17	5,715	4,963	15

Income from continuing operations before taxes	976	900	811	8	20	3,865	3,237	19

Statement of income metrics (%)

Compensation/revenue ratio	31.4	34.6	34.4	–	–	33.2	34.0	–

Non-compensation/revenue ratio	29.1	27.0	27.4	–	–	26.5	26.7	–

Cost/income ratio	60.5	61.6	61.8	–	–	59.6	60.7	–

Pre-tax income margin	39.4	38.4	39.0	–	–	40.3	39.6	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	1,724	1,664	1,486	4	16	1,592	1,709	(7)

Pre-tax return on average utilized economic capital (%)[1]	228.6	218.8	223.6	–	–	245.2	193.9	–

Balance sheet statistics (CHF million)

Total assets	268,871	261,277	229,731	3	17	268,871	229,731	17

Net loans	76,265	76,093	69,156	0	10	76,265	69,156	10

Goodwill	794	613	610	30	30	794	610	30

Number of employees (full-time equivalents)

Number of employees	14,300	13,900	13,400	3	7	14,300	13,400	7

Number of relationship managers

Number of relationship managers	3,140	3,010	2,820	4	11	3,140	2,820	11

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Net revenue detail (CHF million)

Net interest income	643	637	488	1	32	2,446	1,916	28

Total non-interest income	1,833	1,707	1,589	7	15	7,137	6,265	14

Net revenues	2,476	2,344	2,077	6	19	9,583	8,181	17

Net revenue detail (CHF million)

Recurring	1,722	1,639	1,339	5	29	6,395	5,193	23

Transaction-based	754	705	738	7	2	3,188	2,988	7

Net revenues	2,476	2,344	2,077	6	19	9,583	8,181	17

Gross and net margin on assets under management (bp)

Recurring	81	78	70	–	–	77	71	–

Transaction-based	36	34	39	–	–	38	41	–

Gross margin	117	112	109	–	–	115	112	–

Net margin (pre-tax)	46	43	42	–	–	47	44	–

Operating environment
We continued to face a challenging operating environment in 4Q07 reflecting the turmoil in the credit markets. Volatility in the equity markets remained high due to the liquidity squeeze and economic growth concerns. The further weakening of the US dollar against the Swiss franc adversely impacted our results.

Overall, global growth proved resilient during 4Q07. Growth in the mature US and European economies slowed down, but growth in the emerging markets continued and helped to mitigate the economic deceleration.

We saw a modest level of client activity during the quarter. Investors sought to re-balance their portfolios by reducing their allocations to higher risk assets. Sales volumes of investment products were above 4Q06, with increases particularly in funds, but down compared to 3Q07, mainly due to a decrease in the demand for structured products.

Results summary
In 4Q07, income from continuing operations before taxes was CHF 976 million, up CHF 165 million, or 20%, compared to 4Q06. Net revenues were a record CHF 2,476 million, up CHF 399 million, or 19%, driven by an improvement in recurring revenues. Recurring revenues, which represented 70% of net revenues, increased CHF 383 million, or 29%, reflecting higher net interest income, mainly from lower funding costs and higher liability volumes and margins, as well as higher commissions and fees, particularly from managed investment products and performance-based fees. Transaction-based revenues increased CHF 16 million, or 2%. Total operating expenses were CHF 1,498 million, up CHF 215 million, or 17%. The increase in compensation and benefits of 9% was due to the ongoing strategic investment in the global franchise, partially offset by lower performance-related compensation due to an increase in deferred share-based compensation for 2007. The growth in total other operating expenses of 27% was driven by higher infrastructure and business costs related to international expansion in our growth markets, commission expenses, non-credit-related provisions, as well as marketing and sales activities.

Net new assets were CHF 12.0 billion in 4Q07, with strong contributions from Asia and EMEA. Assets under management as of the end of 4Q07 were CHF 838.6 billion, up CHF 54.4 billion, or 6.9%, from the end of 4Q06, mainly benefiting from the asset gathering during the year. Additionally, assets under management benefited from positive market performance over the last 12 months and the Hedging-Griffo acquisition, and were negatively impacted by foreign exchange-related movements and corporate cash now reported only in client assets.

Compared to 3Q07, income from continuing operations before taxes was up CHF 76 million, or 8%. Net revenues increased 6%, due to both higher recurring and transaction-based revenues. Total operating expenses increased CHF 53 million, or 4%, mainly due to higher expenses related to the international expansion and non-credit-related provisions, partially offset by the lower performance-related compensation.

For 2007, income from continuing operations before taxes was a record CHF 3,865 million, up CHF 628 million, or 19%, compared to 2006. Net revenues were also a record CHF 9,583 million, up CHF 1,402 million, or 17%, compared to 2006, mainly reflecting strong growth in recurring revenues. Total operating expenses increased CHF 752 million, or 15%, mainly due to higher compensation and benefits and business expenses related to the international expansion.

Assets under management

				in / end of		% change			in / end of	% change

	4Q07	3Q07		4Q06	QoQ	YoY	2007		2006	YoY

Assets under management (CHF billion)

Assets under management	838.6	834.7		784.2	0.0	6.9	838.6		784.2	6.9

of which discretionary assets	182.7	189.6		177.6	(3.6)	2.9	182.7		177.6	2.9

of which advisory assets	655.9	645.1		606.6	1.7	8.1	655.9		606.6	8.1

Growth in assets under management (CHF billion)

Net new assets	12.0	9.7		8.6	–	–	50.2		50.5	–

Acquisitions and divestitures	14.1	0.0		0.0	–	–	14.1		0.0	–

Market movements and investment performance	(4.5)	2.2		28.0	–	–	38.1		51.1	–

Currency	(15.5)	(16.1)		(5.2)	–	–	(23.1)		(9.5)	–

Other	(2.2)	(21.6)	[1]	(0.4)	–	–	(24.9)	[1]	(1.2)	–

Total other effects	(8.1)	(35.5)		22.4	–	–	4.2		40.4	–

Growth in assets under management	3.9	(25.8)		31.0	–	–	54.4		90.9	–

Growth in assets under management (%)

Net new assets	5.7	4.5		4.6	–	–	6.4		7.3	–

Total other effects	(3.9)	(16.5)	[1]	11.9	–	–	0.5	[1]	5.8	–

Growth in assets under management	1.8	(12.0)		16.5	–	–	6.9		13.1	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	6.4	6.2		7.3	–	–	–		–	–

Total other effects	0.5	4.6	[1]	5.8	–	–	–		–	–

Growth in assets under management (rolling four-quarter average)	6.9	10.8		13.1	–	–	–		–	–

1 The reduction in assets under management also reflects CHF 21.6 billion of corporate cash now reported only in client assets.

Performance indicators
Pre-tax income margin (KPI)
Our mid-term target is a pre-tax income margin above 40.0%. In 4Q07, the pre-tax income margin was 39.4%, up 0.4 percentage points from 4Q06 and up 1.0 percentage point from 3Q07. The 2007 pre-tax income margin was 40.3%, compared to 39.6% for 2006.

Net new asset growth rate (KPI)
Our mid-term target is a growth rate over 6.0%. We achieved a rolling four-quarter average growth rate of 6.4% and an annualized growth rate of 5.7% in 4Q07.

Gross margin
Our gross margin was 117 basis points, up 8 basis points, compared to 4Q06. The recurring margin increased 11 basis points. This increase was mainly due to higher net interest income, primarily from lower funding costs and higher commissions and fees. The transaction-based margin decreased three basis points, reflecting moderate client activity. Compared to 3Q07, the gross margin was up five basis points due to higher recurring revenues, mainly from performance-based fees, and higher transaction-based revenues in the US compared to a weak 3Q07. The 2007 gross margin was 115 basis points, compared to 112 basis points in 2006.

Initiatives and achievements
We executed several key growth initiatives to strengthen our global franchise:

– As part of our European growth initiative, we launched our onshore activities in Vienna and Salzburg, Austria. We will focus on high-net-worth individuals and families and expand our relationships with family-owned businesses. Vienna also serves as a gateway to the markets of Central and Eastern Europe.

– We were granted an investment marketing license for Israel and opened an office in Tel Aviv. We are one of the first banks to provide comprehensive financial services to clients in Israel based on the combined resources of the integrated bank.

– We continued to grow our onshore footprint in the fast-growing Asia Pacific region by expanding our newly established onshore franchise in Australia, as well as commencing onshore private banking operations in Shanghai.

– Reflecting our strategy in the US of delivering integrated wealth management solutions, we consolidated our family wealth management business and our tax, trust and estate planning specialists to provide a comprehensive service offering. In addition, we announced the opening of an office in Houston, further leveraging our significant investment banking presence. Houston is the fourth-largest city in the US and home to an increasing number of high-net-worth and ultra-high-net-worth individuals. We now operate 14 offices across the US.

– We are highly committed to the Indian market and to investing in the wealth management business locally. In 4Q07, we appointed the head of Wealth Management in India, who will be responsible for building our onshore capabilities. This is in addition to the teams we have already built in Dubai, London, Singapore and Zurich to cater to the needs of non-resident Indian clients. In January 2008, Credit Suisse was granted a Portfolio Management Scheme License by the Securities and Exchange Board of India.

Results detail
The following provides a comparison of our 4Q07 results versus 4Q06 (YoY) and versus 3Q07 (QoQ).
Net revenues
Recurring
Recurring revenues arise from recurring net interest income, commissions and fees, including performance-based fees, related to assets under management and assets under custody, as well as fees for general banking products and services.

YoY: Up 29% from CHF 1,339 million to CHF 1,722 million
The increase was driven by higher net interest income, mainly from lower funding costs and higher liability volumes and margins, as well as higher commissions and fees, mainly from managed investment products and performance-based fees from Hedging-Griffo.

QoQ: Up 5% from CHF 1,639 million to CHF 1,722 million
The increase was due mainly to the performance-based fees.
Transaction-based
Transaction-based revenues arise primarily from brokerage fees, product-issuing fees, client foreign exchange income and other transaction-based income.
YoY: Up 2% from CHF 738 million to CHF 754 million
The increase was mainly driven by higher client foreign exchange income and gains on real estate, partially offset by lower product-issuing fees.
QoQ: Up 7% from CHF 705 million to CHF 754 million
The increase was mainly driven by higher revenues in the US due to a weak 3Q07, higher brokerage fees and gains on real estate, partially offset by lower product-issuing fees affected by the adverse market conditions.

Provision for credit losses
YoY: From CHF (17) million to CHF 2 million
Provision for credit losses reflected a low level of net provisions. 4Q06 included releases from the resolution of a single exposure.
QoQ: From CHF (1) million to CHF 2 million
Provision for credit losses was stable.
Operating expenses
Compensation and benefits
YoY: Up 9% from CHF 714 million to CHF 778 million
The increase mainly reflected growth in headcount, particularly strategic hiring made in the front office, as well as higher salaries and related benefits, partially offset by lower performance-related compensation due to an increase in deferred share-based compensation for 2007.

QoQ: Down 4% from CHF 812 million to CHF 778 million
The decrease was mainly due to the lower performance-related compensation.
General and administrative expenses
YoY: Up 27% from CHF 403 million to CHF 513 million
The increase mainly reflected higher front and back office infrastructure costs due to the international expansion, non-credit-related provisions as well as marketing and sales activities.
QoQ: Up 17% from CHF 437 million to CHF 513 million
The increase mainly reflected higher front and back office infrastructure costs due to the international expansion, non-credit-related provisions as well as marketing and sales activities.
Commission expenses
YoY: Up 25% from CHF 166 million to CHF 207 million
The increase was primarily associated with higher business volumes.
QoQ: Up 6% from CHF 196 million to CHF 207 million
Commission expenses increased due to higher business volumes.
Personnel
During 4Q07, we strengthened our teams mainly in Asia, Latin America, Europe and the Middle East. As of the end of 4Q07, we had 3,140 relationship managers, an increase of 320 from the end of 4Q06, mainly in Asia and Europe. From the end of 3Q07, relationship managers increased by 130, primarily in the Americas (of which 30 were from Hedging-Griffo), Asia and Europe.

Managed investment products of Private Banking

The objective of Private Banking is to provide comprehensive professional investment advice to preserve and grow our clients' wealth as well as to implement the resulting solutions. In today's environment, where the range of investment products expands every day, the products themselves have become more complex and the time to react to changing markets has shrunk. As clients have less time to manage their financial investments, managed investment products have become an important feature of our clients’ portfolio.

Generally, managed investment products are investment products that are actively managed and structured by specialists. Specifically, they comprise discretionary mandates, funds and structured products. Managed investment products provide a number of advantages for our clients. Managed investment products are an efficient way to diversify the risks in a client's portfolio and they offer access to asset classes such as private equity or specialist hedge funds that otherwise would not be available to private investors.

Private Banking has initiated a program to:
– emphasize the importance of managed investment products as a core element of a comprehensive wealth management solution for clients;
– improve the support for relationship managers to offer managed investment products in Private Banking's structured advisory process; and
– extend the range of innovative managed investment products for all market environments, e.g., total return products.

The managed investment products initiative draws on the expertise of Investment Banking, Asset Management and Private Banking. A bank-wide integrated platform was introduced to exchange product knowledge across all divisions in order to foster product innovation and guide in the investment product selection.

Credit Suisse is positioned as one of the world’s leading private banks for managed investment products mandates, with more than 2,000 dedicated investment management professionals working closely together, offering both comprehensive proprietary products and worldwide access to best-in-class investment solutions, such as hedge funds from external partners on our platform.

The managed investment products initiative has seen encouraging results in its first year. In the demanding market conditions such as those we have experienced in the second half of 2007, managed investment products have offered an excellent balance between risk and return. Managed investment products had strong sales in 2007, with our total return campaign being just one example of this success. We continue to optimize the offering of managed investment products by taking advantage of market developments in areas such as alternative investments.

Corporate & Retail Banking
The robust economic environment in Switzerland during 4Q07 provided a stable environment to further grow our business. We achieved record net revenues and reported income from continuing operations before taxes of CHF 401 million, up CHF 69 million, or 21%, compared to 4Q06. For 2007, income from continuing operations before taxes was a record CHF 1,621 million.

Results

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Statements of income (CHF million)

Net revenues	1,002	981	896	2	12	3,939	3,497	13

Provision for credit losses	(8)	(16)	(24)	(50)	(67)	(62)	(54)	15

Compensation and benefits	320	340	323	(6)	(1)	1,352	1,258	7

General and administrative expenses	255	236	233	8	9	900	811	11

Commission expenses	34	32	32	6	6	128	123	4

Total other operating expenses	289	268	265	8	9	1,028	934	10

Total operating expenses	609	608	588	0	4	2,380	2,192	9

Income from continuing operations before taxes	401	389	332	3	21	1,621	1,359	19

Statement of income metrics (%)

Compensation/revenue ratio	31.9	34.7	36.0	–	–	34.3	36.0	–

Non-compensation/revenue ratio	28.8	27.3	29.6	–	–	26.1	26.7	–

Cost/income ratio	60.8	62.0	65.6	–	–	60.4	62.7	–

Pre-tax income margin	40.0	39.7	37.1	–	–	41.2	38.9	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,061	3,030	3,379	1	(9)	3,076	3,463	(11)

Pre-tax return on average utilized economic capital (%)[1]	52.5	51.3	39.4	–	–	52.8	39.4	–

Balance sheet statistics (CHF million)

Total assets	107,929	109,447	111,010	(1)	(3)	107,929	111,010	(3)

Net loans	99,241	97,256	94,514	2	5	99,241	94,514	5

Goodwill	181	181	181	0	0	181	181	0

Number of employees (full-time equivalents)

Number of employees	8,900	8,900	8,800	0	1	8,900	8,800	1

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Net revenue detail (CHF million)

Net interest income	587	587	582	0	1	2,342	2,179	7

Total non-interest income	415	394	314	5	32	1,597	1,318	21

Net revenues	1,002	981	896	2	12	3,939	3,497	13

Number of branches

Number of branches	216	216	215	0	0	216	215	0

Operating environment
Swiss economic fundamentals remained robust during 4Q07. The further decrease in the unemployment rate and overall positive economic prospects positively affected consumer confidence. Some concerns over inflation increased, but the Swiss National Bank held interest rates steady and provided liquidity. Compared to 4Q06, volumes of interest-related asset and liability products grew, reflecting the positive operating environment and consumer sentiment. Liability margins increased, but we faced continued asset margin pressure from strong market competition and a move by clients from fixed to variable interest rate products.

Results summary
In 4Q07, income from continuing operations before taxes was CHF 401 million, up CHF 69 million, or 21%, compared to 4Q06. Net revenues were a record CHF 1,002 million, up CHF 106 million, or 12%. Net interest income was stable as higher liability volumes and margins were offset by decreasing asset margins. Total non-interest income was significantly higher, mainly due to an increase in commissions and fees related to minority interests of a consolidated joint venture. Net releases of provision for credit losses were CHF 8 million, compared to net releases of CHF 24 million in 4Q06. Total operating expenses were CHF 609 million, up CHF 21 million, or 4%, mainly due to higher expenses related to the minority interests of a consolidated joint venture. Net new assets were CHF 2.1 billion, mainly benefiting from inflows in the institutional pension fund business.

Compared to 3Q07, income from continuing operations before taxes increased CHF 12 million, or 3%. Higher net revenues were driven by total non-interest income, mainly from commissions and fees, while net interest income was flat. Total operating expenses were flat, as lower performance-related compensation offset higher marketing and front and back office infrastructure costs.

For 2007, income from continuing operations before taxes was a record CHF 1,621 million, up CHF 262 million, or 19%, compared to 2006. Net revenues were also a record CHF 3,939 million, up CHF 442 million, or 13%, compared to 2006. Total operating expenses increased CHF 188 million, or 9%.

Overall, business remained solid, reflecting the strong economy and the favorable credit environment in Switzerland.
Performance indicators
Pre-tax income margin (KPI)
Our mid-term goal is a pre-tax income margin above 40%. In 4Q07, our pre-tax income margin was 40.0%, compared to 37.1% in 4Q06 and 39.7% in 3Q07. The 2007 pre-tax income margin was 41.2%, compared to 38.9% in 2006.

Cost/income ratio
In 4Q07, the cost/income ratio was 60.8%, compared to 65.6% in 4Q06 and 62.0% in 3Q07. The 2007 cost/income ratio was 60.4%, compared to 62.7% in 2006.
Pre-tax return on average utilized economic capital
In 4Q07, the pre-tax return on average utilized economic capital was 52.5%, compared to 39.4% in 4Q06 and 51.3% in 3Q07. The 2007 pre-tax return on average utilized economic capital was 52.8%, compared to 39.4% in 2006.

Initiatives and achievements
A new pension solution was launched in November 2007 called “CSA Swiss Index Protected”. This new structured product for personal pensions is specifically designed to meet the needs of security-conscious investors. It combines capital protection and a minimum income with the potential returns offered by participation in the Swiss Market Index.

We are the first Swiss bank to offer charge-free Single Euro Payments Area (SEPA) execution for corporate clients. SEPA introduces new procedures and standards for the processing of cross-border and domestic euro payments to reduce transaction costs. The next phase will center on formulating a set of cross-border rules for a Europe-wide debit procedure and standardization of card systems in the SEPA zone.

Several branch renovations were completed in Bern, Basel, Châtel-St-Denis, Ascona, St. Moritz and Fribourg during 4Q07 to transition these locations into specialized advice centers with state-of-the-art equipment for modern demands.

We renewed our contract as the main sponsor of the Swiss Football Association and all Swiss national football teams extending our 14-year history through 2012. We remain committed to the national and youth teams. A large marketing campaign to promote and celebrate Switzerland’s hosting of the 2008 European Championship has been initiated.

Results detail
The following provides a comparison of our 4Q07 results versus 4Q06 (YoY) and versus 3Q07 (QoQ).
Net revenues
Net interest income
YoY: Up 1% from CHF 582 million to CHF 587 million
Higher liability volumes and margins were offset by lower asset margins, impacted by the ongoing competitive pressure.
QoQ: Flat at CHF 587 million
Net interest income was stable.
Total non-interest income
YoY: Up 32% from CHF 314 million to CHF 415 million
The increase was mainly due to higher asset-based commissions and fees, primarily related to minority interests of a consolidated joint venture, and trading revenues.
QoQ: Up 5% from CHF 394 million to CHF 415 million
The increase was primarily due to higher commissions and fees.
Provision for credit losses
YoY: Down 67% from CHF (24) million to CHF (8) million
We reported net releases supported by the continued favorable credit environment.
QoQ: Down 50% from CHF (16) million to CHF (8) million
With the continued favorable credit environment, we had net releases.
Operating expenses
Compensation and benefits
YoY: Down 1% from CHF 323 million to CHF 320 million
The decrease was driven by lower performance-related compensation due to an increase in deferred share-based compensation for 2007. This decrease was mostly offset by higher personnel expenses due to increased headcount and higher salaries and benefits.

QoQ: Down 6% from CHF 340 million to CHF 320 million
The decrease was due to the lower performance-related compensation.
General and administrative expenses
YoY: Up 9% from CHF 233 million to CHF 255 million
Higher costs were mainly due to increased expenses related to minority interests of a consolidated joint venture. Excluding this, general and administrative expenses were slightly down, reflecting our continued focus on cost management.

QoQ: Up 8% from CHF 236 million to CHF 255 million
Higher costs were mainly driven by higher marketing and front and back office infrastructure costs.
Commission expenses
YoY: Up 6% from CHF 32 million to CHF 34 million
The increase was mainly related to higher business volumes.
QoQ: Up 6% from CHF 32 million to CHF 34 million
The increase was mainly related to higher business volumes.

Asset Management
Our 4Q07 results were impacted by the ongoing challenges in short-term fixed income markets. Income from continuing operations before taxes was a loss of CHF 247 million, which included valuation reductions of CHF 774 million from securities purchased from our money market funds. Before these valuation reductions, income from continuing operations before taxes was a strong CHF 527 million in 4Q07. Assets under management decreased to CHF 691.3 billion, mainly due to outflows in money market assets.

Results

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Statements of income (CHF million)

Net revenues[1]	354	594	738	(40)	(52)	2,577	2,861	(10)

Provision for credit losses	(1)	0	1	–	–	(1)	1	–

Compensation and benefits[2]	308	287	327	7	(6)	1,205	1,129	7

General and administrative expenses[3]	185	167	211	11	(12)	609	853	(29)

Commission expenses	109	95	110	15	(1)	410	370	11

Total other operating expenses	294	262	321	12	(8)	1,019	1,223	(17)

Total operating expenses	602	549	648	10	(7)	2,224	2,352	(5)

Income from continuing operations before taxes	(247)	45	89	–	–	354	508	(30)

Statement of income metrics (%)

Compensation/revenue ratio	87.0	48.3	44.3	–	–	46.8	39.5	–

Non-compensation/revenue ratio	83.1	44.1	43.5	–	–	39.5	42.7	–

Cost/income ratio	170.1	92.4	87.8	–	–	86.3	82.2	–

Pre-tax income margin	(69.8)	7.6	12.1	–	–	13.7	17.8	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	1,932	1,689	1,539	14	26	1,677	1,479	13

Pre-tax return on average utilized economic capital (%)[4]	(48.6)	13.9	30.2	–	–	24.3	41.8	–

Balance sheet statistics (CHF million)

Total assets	27,784	32,457	20,448	(14)	36	27,784	20,448	36

Goodwill	2,442	2,332	2,423	5	1	2,442	2,423	1

Number of employees (full-time equivalents)

Number of employees	3,600	3,400	3,400	6	6	3,600	3,400	6

1 Includes valuation reductions of CHF 774 million, CHF 146 million and CHF 920 million in 4Q07, 3Q07 and 2007, respectively, from securities purchased from our money market funds. 2 Includes CHF 20 million and CHF 53 million in 4Q06 and 2006, respectively, of severance costs relating to the realignment. 3 Includes CHF 13 million and CHF 140 million in 4Q06 and 2006, respectively, of intangible asset impairments and CHF 32 million in 2006 of professional fees relating to the realignment. 4 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Net revenue detail (CHF million)

Fixed income and money market	79	103	75	(23)	5	373	321	16

Equity	106	85	105	25	1	408	430	(5)

Balanced	210	186	181	13	16	771	674	14

Private equity[1]	101	91	80	11	26	312	236	32

Diversified strategies[2]	119	89	76	34	57	380	273	39

Fund and alternative solutions[3]	99	87	92	14	8	353	341	4

Alternative investments	319	267	248	19	29	1,045	850	23

Other	109	40	37	173	195	219	84	161

Net revenues before private equity and other investment-related gains and securities purchased from our money market funds	823	681	646	21	27	2,816	2,359	19

Private equity and other investment-related gains	305	59	92	417	232	681	502	36

Net revenues before securities purchased from our money market funds	1,128	740	738	52	53	3,497	2,861	22

Securities purchased from our money market funds	(774)	(146)	0	430	–	(920)	0	–

Net revenues	354	594	738	(40)	(52)	2,577	2,861	(10)

Gross and net margin on assets under management (bp)

Gross margin before private equity and other investment-related gains and securities purchased from our money market funds	47	37	39	–	–	39	37	–

Gross margin on private equity and other investment-related gains	17	3	5	–	–	10	8	–

Gross margin before securities purchased from our money market funds	64	40	44	–	–	49	45	–

Gross margin on securities purchased from our money market funds	(44)	(8)	0	–	–	(13)	0	–

Gross margin	20	32	44	–	–	36	45	–

Net margin (pre-tax)	(14)	2	5	–	–	5	8	–

1 Includes private equity fees and commissions and alternative investment joint ventures. 2 Includes real estate, leveraged investments and Volaris. 3 Includes fund of hedge funds and quantitative strategies.

Operating environment
The operating environment for the asset management industry was one of extreme divergence between market opportunities and potential risk. Opportunities were primarily seen in emerging markets and alternative investments, while mortgage sectors remained challenging. Hedge fund performance was generally positive despite the turmoil in credit markets.

Financial markets during 4Q07 were dominated by further announcements of write-downs by financial institutions with exposures to the US subprime market. Credit spreads that widened during 3Q07 remained at relatively elevated levels, while liquidity continued to be poor. Short-term fixed income markets in particular remained challenging, resulting in significant valuation reductions from securities purchased from our money market funds.

Results summary
In 4Q07, income from continuing operations before taxes was a loss of CHF 247 million, down CHF 336 million compared to 4Q06, mainly due to valuation reductions of CHF 774 million from securities purchased from our money market funds, partially offset by private equity and other investment-related gains of CHF 305 million. Our results were also positively impacted by the completion of the acquisition of Hedging-Griffo as of November 1, 2007.

Net revenues were CHF 354 million, down CHF 384 million, or 52%, compared to 4Q06. Net revenues before securities purchased from our money market funds were CHF 1,128 million, an increase of CHF 390 million, or 53%, compared to 4Q06 (refer to the table “Results before securities purchased from our money market funds”). Asset management and administrative fees were strong, reflecting growth in assets under management during 2007, particularly in alternative investments and balanced assets. Performance-based fees increased significantly. Private equity commission income was solid, reflecting the strength of our private equity franchise. Private equity and other investment-related gains were CHF 305 million, up CHF 213 million, or 232%, primarily due to fair value gains on our investments. Total operating expenses were CHF 602 million, a decrease of CHF 46 million, or 7%, compared to 4Q06.

Compared to 3Q07, income from continuing operations before taxes was down CHF 292 million and net revenues were down CHF 240 million, or 40%. Total operating expenses were up CHF 53 million, or 10%.
Assets under management were CHF 691.3 billion as of the end of 4Q07, up from CHF 669.9 billion as of the end of 4Q06, reflecting CHF 16.6 billion in assets under management from Hedging-Griffo, market movements of CHF 14.9 billion and net new assets of CHF 3.6 billion, partially offset by negative foreign exchange-related movements of CHF 12.2 billion. Net new assets included inflows of CHF 25.4 billion in alternative investments, CHF 6.7 billion in balanced assets and CHF 4.7 billion in fixed income, offset in part by outflows of CHF 28.4 billion in money market assets and CHF 5.1 billion in equities.

For 4Q07, we had net new asset outflows of CHF 24.9 billion, which included CHF 27.9 billion in money market assets, CHF 3.3 billion in balanced assets and CHF 3.1 billion in equities and fixed income, offset in part by inflows of CHF 9.7 billion in alternative investments.

For 2007, income from continuing operations before taxes was CHF 354 million, down CHF 154 million, or 30%, compared to 2006. 2007 included valuation reductions of CHF 920 million from securities purchased from our money market funds and 2006 included realignment costs of CHF 225 million. Before these items, income from continuing operations before taxes increased CHF 541 million.

Results before securities purchased from our money market funds

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Statements of income (CHF million)

Net revenues	1,128	740	738	52	53	3,497	2,861	22

Provision for credit losses	(1)	0	1	–	–	(1)	1	–

Compensation and benefits	308	287	327	7	(6)	1,205	1,129	7

Total other operating expenses	294	262	321	12	(8)	1,019	1,223	(17)

Total operating expenses	602	549	648	10	(7)	2,224	2,352	(5)

Income from continuing operations before taxes	527	191	89	176	492	1,274	508	151

Statement of income metrics (%)

Compensation/revenue ratio	27.3	38.8	44.3	–	–	34.5	39.5	–

Non-compensation/revenue ratio	26.1	35.4	43.5	–	–	29.1	42.7	–

Cost/income ratio	53.4	74.2	87.8	–	–	63.6	82.2	–

Pre-tax income margin	46.7	25.8	12.1	–	–	36.4	17.8	–

Gross and net margin on assets under management (bp)

Gross margin	64	40	44	–	–	49	45	–

Net margin (pre-tax)	30	10	5	–	–	18	8	–

Securities purchased from our money market funds

	Purchased in 3Q07	Gains/ (losses) in 3Q07	Purchased in 4Q07	Gains/ (losses) in 4Q07	Sold	Matured/ restruc- tured		Fair value end of 4Q07

Commercial paper, bonds and other securities issued by (CHF million)

Structured investment vehicles	5,233	(82)	57	(379)	(104)	(2,244)		2,481

Asset-backed securities vehicles	473	(30)	558	(295)	(584)	904	[1]	1,026

Corporates	2,533	(34)	432	(100)	(213)	(2,204)		414

Total	8,239	(146)	1,047	(774)	(901)	(3,544)		3,921

1 Includes securities of CHF 1,001 million, at amortized cost, received in lieu of payment from a restructured asset-backed vehicle. The fair value of these securities as of the end of 4Q07 was CHF 576 million.

Revenue details on securities purchased from our money market funds

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Revenue details (CHF million)

Realized gains/(losses)	(101)	(12)	0	–	–	(113)	0	–

Unrealized gains/(losses)	(673)	(134)	0	402	–	(807)	0	–

Securities purchased from our money market funds	(774)	(146)	0	430	–	(920)	0	–

Securities purchased from our money market funds
In 3Q07 and 4Q07, we repositioned our money market funds by purchasing securities from these funds with the intent to eliminate structured investment vehicle (SIV), asset-backed CDO and US subprime exposure. As of the end of 4Q07, there were no US subprime positions and no material SIV or CDO positions in our money market funds. The securities transactions were executed in order to address liquidity concerns caused by the US market’s extreme conditions. The securities were purchased at the amortized cost from the funds as mandated by regulation. Valuation reductions on these securities were CHF 774 million in 4Q07 and CHF 146 million in 3Q07. As of the end of 4Q07, the fair value of our balance sheet exposure from these securities was CHF 3.9 billion, compared to CHF 8.2 billion purchased in 3Q07. The majority of this exposure is mortgage-backed and CHF 419 million is US subprime-related.

Of the CHF 3.9 billion balance sheet exposure, CHF 2.5 billion are securities issued by SIVs, of which the two largest positions totaled CHF 1.7 billion, with corresponding aggregate unrealized losses of CHF 435 million. Of the remaining CHF 798 million issued by SIVs, we had corresponding aggregate unrealized losses of CHF 26 million.

We hold asset-backed securities totaling CHF 1.0 billion, of which CHF 576 million were received in lieu of payment on a restructured asset-backed vehicle, with a corresponding unrealized loss of CHF 138 million. Of the remaining CHF 450 million, the largest position totaled CHF 228 million, with corresponding unrealized losses of CHF 96 million. Of the CHF 222 million issued by other vehicles, we had corresponding aggregate unrealized losses of CHF 91 million.

Of the CHF 414 million of corporate securities, most are floating-rate notes, with corresponding unrealized and realized losses of CHF 134 million.
Performance indicators
Pre-tax income margin (KPI)
Our mid-term target is a pre-tax income margin above 35%. In 4Q07, the pre-tax margin was (69.8)%, compared to 12.1% in 4Q06 and 7.6% in 3Q07. The pre-tax margin before securities purchased from our money market funds was 46.7%, compared to 12.1% in 4Q06 and 25.8% in 3Q07. The 2007 pre-tax income margin was 13.7%, compared to 17.8% for 2006. The 2007 pre-tax income margin before securities purchased from our money market funds was 36.4%, compared to 17.8% for 2006.

Net new asset growth rate
In 4Q07, the rolling four-quarter average growth rate decreased to 0.5%, compared to 8.6% in 4Q06 and 3.9% in 3Q07. The annualized growth rate decreased to (13.9)%, from (1.8)% in 4Q06 and (11.2)% in 3Q07.

Gross margin
The gross margin on assets under management was 20 basis points in 4Q07, compared to 44 basis points in 4Q06. The gross margin on assets under management before private equity and other investment-related gains and securities purchased from our money market funds was 47 basis points in 4Q07, compared to 39 basis points in 4Q06.

The 2007 gross margin on assets under management was 36 basis points compared to 45 basis points in 2006. The 2007 gross margin on assets under management before private equity and other investment-related gains and securities purchased from our money market funds was 39 basis points, compared to 37 basis points in 2006.

Assets under management

			in / end of		% change			in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007		2006	YoY

Assets under management (CHF billion)

Fixed income and money market	178.7	210.9	208.3	(15.3)	(14.2)	178.7		208.3	(14.2)

Equity	38.1	43.8	47.0	(13.0)	(18.9)	38.1		47.0	(18.9)

Balanced	284.0	289.2	270.2	(1.8)	5.1	284.0		270.2	5.1

Private equity[1]	34.8	33.9	30.2	2.7	15.2	34.8		30.2	15.2

Diversified strategies[2]	66.2	62.7	46.4	5.6	42.7	66.2		46.4	42.7

Fund and alternative solutions[3]	64.4	64.5	60.7	0.0	6.1	64.4		60.7	6.1

Alternative investments	165.4	161.1	137.3	2.7	20.5	165.4		137.3	20.5

Other	25.1	9.1	7.1	175.8	253.5	25.1		7.1	253.5

Assets under management	691.3	714.1	669.9	(3.2)	3.2	691.3		669.9	3.2

of which discretionary assets	593.3	610.9	573.7	(2.9)	3.4	593.3		573.7	3.4

of which advisory assets	98.0	103.2	96.2	(5.0)	1.9	98.0		96.2	1.9

Growth in assets under management (CHF billion)

Net new assets	(24.9)	(20.9)	(2.9)	–	–	3.6		50.8	–

Acquisitions and divestitures	16.6	0.0	0.6	–	–	16.6		6.4	–

Market movements and investment performance	(2.3)	(7.0)	14.9	–	–	14.9		30.6	–

Currency	(12.5)	(6.7)	(2.3)	–	–	(12.2)		(7.2)	–

Other	0.3	(0.9)	0.0	–	–	(1.5)	[4]	(0.1)	–

Total other effects	2.1	(14.6)	13.2	–	–	17.8		29.7	–

Growth in assets under management	(22.8)	(35.5)	10.3	–	–	21.4		80.5	–

Growth in assets under management (%)

Net new assets	(13.9)	(11.2)	(1.8)	–	–	0.5		8.6	–

Total other effects	1.2	(7.8)	8.0	–	–	2.7	[4]	5.0	–

Growth in assets under management	(12.7)	(19.0)	6.2	–	–	3.2		13.6	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	0.5	3.9	8.6	–	–	–		–	–

Total other effects	2.7	4.4	5.0	–	–	–		–	–

Growth in assets under management (rolling four-quarter average)	3.2	8.3	13.6	–	–	–		–	–

Private equity investments (CHF billion)

Private equity investments	3.3	3.0	2.5	10.0	32.0	3.3		2.5	32.0

The classification of assets is based upon the classification of the fund manager.
1 Includes alternative investment joint ventures. 2 Includes real estate, leveraged investments and Volaris. 3 Includes fund of hedge funds and quantitative strategies. 4 Includes outflows as a result of the sale of the insurance business.

Initiatives and achievements
In 4Q07, we were awarded diverse mandates and realized opportunities for growth and diversification.
– In the US, we were awarded high-yield mandates of USD 1.0 billion, with a commitment for a further USD 800 million.
– Our private equity joint venture in China made investments including: a 20% equity stake in Freet Petroleum Equipment, a company that manufactures a full range of oil pipelines and drilling equipment; a 7.4% equity stake in Yanhuang Health Media, which operates the largest flat panel advertisement distribution platform for hospitals in China; and a 28.5% equity stake in China Virtual Telecom Holdings, a leading value-added telecommunications service provider in China.

– Global Infrastructure Partners (GIP) acquired, through a joint venture with Zeus Infra-Management (in which GIP holds an 80% equity stake), a 74% stake in East India Petroleum Ltd., India’s fourth-largest privately-owned provider of liquid storage services for petroleum, oil and lubricant products, petrochemicals, liquefied petroleum gas and biodiesel.

– Our international real estate fund acquired 50% of the Latitude East building in Sydney’s central business district, its first investment in Australia and sixth in Asia.
– We also launched a 120/20 global natural resources fund for a top-tier US insurance company, offered as part of their variable life and annuity programs, reflecting our client solutions-oriented approach. Our Future Generation Mandate and Future Generation Certificate balanced products, launched a year ago in Switzerland, have raised in excess of CHF 2.0 billion.

– Since April 2007, our emerging markets bond funds have reached USD 1.2 billion in assets under management.
Results detail
The following provides a comparison of our 4Q07 results versus 4Q06 (YoY) and versus 3Q07 (QoQ).
Net revenues
Net revenues before private equity and other investment-related gains and securities purchased from our money market funds include asset management fees, performance-based fees and fees from fund administration services provided to clients. Private equity and other investment-related gains include realized and unrealized gains and losses on investments and performance-related carried interest.

Fixed income and money market, equity, balanced and other
YoY: Up 27% from CHF 398 million to CHF 504 million
The increase was mainly due to higher other revenues from year-end performance-based fees of CHF 70 million from Hedging-Griffo, as well as increased revenues from our balanced funds. The increase in balanced revenues was primarily due to higher asset management and administrative fees in multi-asset class solutions.

QoQ: Up 22% from CHF 414 million to CHF 504 million
The increase was mainly due to the performance-based fees from Hedging-Griffo, as well as increased revenues from our balanced and equity funds. The increase in balanced revenues was primarily due to higher asset management and administrative fees in multi-asset class solutions. Equity revenues increased, reflecting higher asset management fees. These results were partially offset by a reduction in fixed income and money market revenues due to outflows of money market assets reflecting the challenging market environment.

Alternative investments
YoY: Up 29% from CHF 248 million to CHF 319 million
The increase was primarily from diversified strategies and private equity revenues. Diversified strategies revenues reflected increased management fees on our real estate investment portfolios. Private equity revenues increased, with solid commissions and fees reflecting the strength of our private equity franchise and higher revenues from our alternative investment joint ventures. Fund and alternative solutions revenues increased due to higher revenues in quantitative and single-manager strategies, partially offset by lower revenues from our risk monitoring services.

QoQ: Up 19% from CHF 267 million to CHF 319 million
The increase was primarily from diversified strategies revenues from the real estate business in Switzerland following weak results in 3Q07. Fund and alternative solutions revenues increased due to higher revenues in alpha strategies. Private equity revenues increased primarily from higher revenues from our alternative investment joint ventures.

Private equity and other investment-related gains
YoY: Up 232% from CHF 92 million to CHF 305 million
4Q07 had strong private equity and other investment-related gains, led by gains on Nycomed (a European pharmaceutical company), Specialized Technology Resources (a consulting company to major manufacturers) and our recently completed IPO of E-House (a Chinese property management company).

QoQ: Up 417% from CHF 59 million to CHF 305 million
The increase also reflected a weak 3Q07 due to the market dislocation in the US.
Operating expenses
Compensation and benefits
YoY: Down 6% from CHF 327 million to CHF 308 million
The decrease was primarily due to lower social security benefit costs, an increase in deferred share-based compensation for 2007 and CHF 20 million of severance costs related to our realignment in 4Q06. These decreases were partially offset by an increase in performance-related compensation due to the higher revenues in the alternative investments business.

QoQ: Up 7% from CHF 287 million to CHF 308 million
The increase was due to higher performance-related compensation as a result of higher net revenues in the alternative investments business, partially offset by a decline in employee benefits and an increase in the deferred share-based compensation for 2007.

General and administrative expenses
YoY: Down 12% from CHF 211 million to CHF 185 million
The decrease was mainly due to a CHF 22 million provision relating to a non-proprietary third-party hedge fund product and a CHF 13 million write-down of intangible assets related to our realignment, both in 4Q06. These declines were partially offset by increased professional fees.

QoQ: Up 11% from CHF 167 million to CHF 185 million
The increase was mainly driven by higher professional fees.
Commission expenses
YoY: Down 1% from CHF 110 million to CHF 109 million
Commission expenses were stable.
QoQ: Up 15% from CHF 95 million to CHF 109 million
The increase reflected increased business activity.
Personnel
In 4Q07, headcount was up 200 from 3Q07 and 4Q06. In 4Q07, we continued to hire investment talent and build product development and distribution capabilities. The acquisition of Hedging-Griffo in 4Q07 added 80 employees.

Overview of Results and Assets under Management
Results
The Results section shows the performance of our integrated banking organization at a glance.
Assets under Management
The Assets under Management section describes developments in net new assets, assets under management and client assets for our asset-gathering franchises.
Results

				Investment Banking									Private Banking				Asset Management						Corporate Center				Core Results	[1]			Credit Suisse

							Wealth Management			Corporate & Retail Banking

in / end of period	4Q07		3Q07	4Q06	4Q07	3Q07	4Q06	4Q07	3Q07	4Q06	4Q07	3Q07	4Q06	4Q07		3Q07	4Q06		4Q07		3Q07		4Q06		4Q07	3Q07	4Q06		4Q07	3Q07	4Q06

Statements of income (CHF million)

Net revenues	3,918	[2]	2,097	6,085	2,476	2,344	2,077	1,002	981	896	3,478	3,325	2,973	354	[3]	594	738		(12)		4		20		7,738	6,020	9,816		9,413	6,842	10,814

Provision for credit losses	210		20	20	2	(1)	(17)	(8)	(16)	(24)	(6)	(17)	(41)	(1)		0	1		0		1		0		203	4	(20)		203	4	(20)

Compensation and benefits	2,080		839	2,566	778	812	714	320	340	323	1,098	1,152	1,037	308		287	327	[4]	(29)		76		117		3,457	2,354	4,047		3,468	2,392	4,100

General and administrative expenses	941		864	847	513	437	403	255	236	233	768	673	636	185		167	211	[5]	110		8		103		2,004	1,712	1,797		2,022	1,743	1,815

Commission expenses	359		368	310	207	196	166	34	32	32	241	228	198	109		95	110		(15)		(24)		(13)		694	667	605		694	667	605

Total other operating expenses	1,300		1,232	1,157	720	633	569	289	268	265	1,009	901	834	294		262	321		95		(16)		90		2,698	2,379	2,402		2,716	2,410	2,420

Total operating expenses	3,380		2,071	3,723	1,498	1,445	1,283	609	608	588	2,107	2,053	1,871	602		549	648		66		60		207		6,155	4,733	6,449		6,184	4,802	6,520

Income from continuing operations before taxes	328		6	2,342	976	900	811	401	389	332	1,377	1,289	1,143	(247)		45	89		(78)		(57)		(187)		1,380	1,283	3,387		3,026	2,036	4,314

Income tax expense	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		(15)	(32)	805		(15)	(32)	805

Minority interests	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		66	13	(17)		1,712	766	910

Income from continuing operations	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		1,329	1,302	2,599		1,329	1,302	2,599

Income from discontinued operations	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		0	0	2,074		0	0	2,074

Net income	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		1,329	1,302	4,673		1,329	1,302	4,673

Statement of income metrics (%)

Compensation/revenue ratio	53.1		40.0	42.2	31.4	34.6	34.4	31.9	34.7	36.0	31.6	34.6	34.9	87.0		48.3	44.3		–		–		–		44.7	39.1	41.2		36.8	35.0	37.9

Non-compensation/revenue ratio	33.2		58.8	19.0	29.1	27.0	27.4	28.8	27.3	29.6	29.0	27.1	28.1	83.1		44.1	43.5		–		–		–		34.9	39.5	24.5		28.9	35.2	22.4

Cost/income ratio	86.3		98.8	61.2	60.5	61.6	61.8	60.8	62.0	65.6	60.6	61.7	62.9	170.1		92.4	87.8		–		–		–		79.5	78.6	65.7		65.7	70.2	60.3

Pre-tax income margin	8.4		0.3	38.5	39.4	38.4	39.0	40.0	39.7	37.1	39.6	38.8	38.4	(69.8)		7.6	12.1		–		–		–		17.8	21.3	34.5		32.1	29.8	39.9

Tax rate	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		(1.1)	(2.5)	23.8		(0.5)	(1.6)	18.7

Net income margin from continuing operations	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		17.2	21.6	26.5		14.1	19.0	24.0

Net income margin	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		17.2	21.6	47.6		14.1	19.0	43.2

Utilized economic capital and return

Average utilized economic capital (CHF million)	19,182		19,111	19,087	1,724	1,664	1,486	3,061	3,030	3,379	4,785	4,694	4,865	1,932		1,689	1,539		369	[6]	803	[6]	1,592	[6]	26,261	26,277	26,880		26,261	26,277	26,880

Pre-tax return on average utilized economic capital (%)[7]	7.9		1.3	51.4	228.6	218.8	223.6	52.5	51.3	39.4	115.9	110.7	95.7	(48.6)		13.9	30.2		–		–		–		22.1	20.7	52.8		47.2	32.2	66.6

Post-tax return on average utilized economic capital from continuing operations (%)[7]	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		21.1	20.8	40.5		21.1	20.8	40.5

Post-tax return on average utilized economic capital (%)[7]	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		21.1	20.8	71.4		21.1	20.8	71.4

Balance sheet statistics (CHF million)

Total assets	1,141,778		1,156,573	1,046,557	268,871	261,277	229,731	107,929	109,447	111,010	376,800	370,724	340,741	27,784		32,457	20,448		(201,947)		(198,677)		(167,794)		1,344,415	1,361,077	1,239,952		1,361,718	1,376,442	1,255,956

Net loans	64,892		53,097	44,285	76,265	76,093	69,156	99,241	97,256	94,514	175,506	173,349	163,670	–		–	–		136		513		172		240,534	226,959	208,127		240,534	226,959	208,127

Goodwill	7,465		7,551	7,809	794	613	610	181	181	181	975	794	791	2,442		2,332	2,423		–		–		–		10,882	10,677	11,023		10,882	10,677	11,023

Number of employees (full-time equivalents)

Number of employees	20,600		20,300	18,700	14,300	13,900	13,400	8,900	8,900	8,800	23,200	22,800	22,200	3,600		3,400	3,400		700		700		600		48,100	47,200	44,900		48,100	47,200	44,900

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of minority interests without significant economic interest. 2 Includes valuation reductions of CHF 1,259 million relating to leveraged finance and structured products. 3 Includes valuation reductions of CHF 774 million from securities purchased from our money market funds. 4 Includes CHF 20 million of severance costs relating to the realignment. 5 Includes CHF 13 million of intangible asset impairments relating to the realignment. 6 Includes diversification benefit. 7 Calculated using a return excluding interest costs for allocated goodwill.

Assets under Management
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the investment advice is provided, as well as in the segment in which distribution takes place. Any duplication of assets managed on behalf of other segments is eliminated at the Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of the end of 4Q07, assets under management amounted to CHF 1,554.7 billion, up CHF 69.6 billion, or 4.7%, compared to the end of 4Q06. Compared to the end of 3Q07, assets under management were down CHF 16.6 billion, or 1.1%, reflecting net new asset outflows in Asset Management and adverse foreign exchange-related movements and market movements. The reduction was partially offset by the acquisition of Hedging-Griffo, which added CHF 30.8 billion to assets under management at the time of acquisition.

In Private Banking, assets under management were up CHF 55.1 billion, or 5.9%, compared to the end of 4Q06 and up CHF 3.7 billion compared to the end of 3Q07. In Asset Management, assets under management increased CHF 21.4 billion, or 3.2%, compared to the end of 4Q06 and decreased CHF 22.8 billion, or 3.2%, compared to the end of 3Q07.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

We recorded net new asset outflows of CHF 10.5 billion in 4Q07, primarily due to outflows of CHF 24.9 billion in Asset Management, mainly money market assets. Private Banking contributed net new assets of CHF 14.1 billion.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Assets under management and client assets

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Assets under management (CHF billion)

Wealth Management	838.6	834.7	784.2	0.0	6.9

Corporate & Retail Banking	156.8	157.0	156.1	0.0	0.0

Private Banking	995.4	991.7	940.3	0.0	5.9

Asset Management	691.3	714.1	669.9	(3.2)	3.2

Assets managed on behalf of other segments	(132.0)	(134.5)	(125.1)	(1.9)	5.5

Assets under management	1,554.7	1,571.3	1,485.1	(1.1)	4.7

of which discretionary assets	678.8	701.4	656.2	(3.2)	3.4

of which advisory assets	875.9	869.9	828.9	0.7	5.7

Client assets (CHF billion)

Wealth Management	928.8	920.0	848.0	1.0	9.5

Corporate & Retail Banking	230.6	234.1	221.7	(1.5)	4.0

Private Banking	1,159.4	1,154.1	1,069.7	0.0	8.4

Asset Management	721.7	749.3	676.4	(3.7)	6.7

Assets managed on behalf of other segments	(132.0)	(134.5)	(125.1)	(1.9)	5.5

Client assets	1,749.1	1,768.9	1,621.0	(1.1)	7.9

Growth in assets under management

				in		% change			in	% change

	4Q07	3Q07		4Q06	QoQ	YoY	2007		2006	YoY

Growth in assets under management (CHF billion)

Wealth Management	12.0	9.7		8.6	–	–	50.2		50.5	–

Corporate & Retail Banking	2.1	2.4		1.1	–	–	3.3		1.7	–

Private Banking	14.1	12.1		9.7	–	–	53.5		52.2	–

Asset Management	(24.9)	(20.9)		(2.9)	–	–	3.6		50.8	–

Assets managed on behalf of other segments	0.3	(0.9)		0.1	–	–	(6.7)		(7.6)	–

Net new assets	(10.5)	(9.7)		6.9	–	–	50.4		95.4	–

Wealth Management	(8.1)	(35.5)	[1]	22.4	–	–	4.2	[1]	40.4	–

Corporate & Retail Banking	(2.2)	(1.1)		4.0	–	–	(2.5)		10.1	–

Private Banking	(10.3)	(36.6)		26.4	–	–	1.7		50.5	–

Asset Management	2.1	(14.6)		13.2	–	–	17.8	[2]	29.7	–

Assets managed on behalf of other segments	2.1	3.2		(2.7)	–	–	(0.3)		(9.9)	–

Other effects	(6.1)	(48.0)		36.9	–	–	19.2		70.3	–

Wealth Management	3.9	(25.8)		31.0	–	–	54.4		90.9	–

Corporate & Retail Banking	(0.1)	1.3		5.1	–	–	0.8		11.8	–

Private Banking	3.8	(24.5)		36.1	–	–	55.2		102.7	–

Asset Management	(22.8)	(35.5)		10.3	–	–	21.4		80.5	–

Assets managed on behalf of other segments	2.4	2.3		(2.6)	–	–	(7.0)		(17.5)	–

Growth in assets under management	(16.6)	(57.7)		43.8	–	–	69.6		165.7	–

Growth in assets under management (%)

Wealth Management	5.7	4.5		4.6	–	–	6.4		7.3	–

Corporate & Retail Banking	5.3	6.0		2.9	–	–	2.1		1.2	–

Private Banking	5.7	4.8		4.3	–	–	5.7		6.2	–

Asset Management	(13.9)	(11.2)		(1.8)	–	–	0.5		8.6	–

Assets managed on behalf of other segments	(0.9)	2.6		(0.3)	–	–	5.4		7.1	–

Net new assets	(2.7)	(2.4)		1.9	–	–	3.4		7.2	–

Wealth Management	(3.9)	(16.5)	[1]	11.9	–	–	0.5	[1]	5.8	–

Corporate & Retail Banking	(5.6)	(2.8)		10.6	–	–	(1.6)		7.0	–

Private Banking	(4.2)	(14.4)		11.7	–	–	0.2		6.0	–

Asset Management	1.2	(7.8)		8.0	–	–	2.7	[2]	5.0	–

Assets managed on behalf of other segments	(6.2)	(9.2)		8.8	–	–	0.2		9.2	–

Other effects	(1.5)	(11.8)		10.2	–	–	1.3		5.3	–

Wealth Management	1.8	(12.0)		16.5	–	–	6.9		13.1	–

Corporate & Retail Banking	(0.3)	3.2		13.5	–	–	0.5		8.2	–

Private Banking	1.5	(9.6)		16.0	–	–	5.9		12.2	–

Asset Management	(12.7)	(19.0)		6.2	–	–	3.2		13.6	–

Assets managed on behalf of other segments	(7.1)	(6.6)		8.5	–	–	5.6		16.3	–

Growth in assets under management	(4.2)	(14.2)		12.1	–	–	4.7		12.5	–

1 The reduction in assets under management also reflects CHF 21.6 billion of corporate cash now reported only in client assets. 2 Includes outflows as a result of the sale of the insurance business.

Growth in assets under management (continued)

			in		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Growth in assets under management (rolling four-quarter average) (%)

Wealth Management	6.4	6.2	7.3	–	–

Corporate & Retail Banking	2.1	1.5	1.2	–	–

Private Banking	5.7	5.4	6.2	–	–

Asset Management	0.5	3.9	8.6	–	–

Assets managed on behalf of other segments	5.4	5.6	7.1	–	–

Net new assets	3.4	4.7	7.2	–	–

Assets under management by currency

end of period	USD	EUR	CHF	Other	Total

4Q07 (CHF billion)

Wealth Management	333.8	244.3	156.1	104.4	838.6

Asset Management	206.4	105.9	297.9	81.1	691.3

4Q07 (% of total)

Wealth Management	39.8	29.1	18.6	12.5	100.0

Asset Management	29.9	15.3	43.1	11.7	100.0

Balance Sheet, Capital and Risk
Balance Sheet
Our balance sheet is managed in line with our capital resources and risk. We describe the main balance sheet trends in this section.
Capital Management
We allocate capital to our businesses based on our internal economic capital measure. Developments in our statutory shareholders’ equity and regulatory BIS capital are also described in this section.
Risk Management

Risk management is a continuous process that extends well beyond formal policies, methodologies and tools. Nonetheless, the position risk, Value-at-Risk and credit risk measures presented in this section provide a good overview of our exposure levels.

Balance Sheet
The reduction of our balance sheet reflected the change in foreign exchange rates and a decrease in business activity mainly in Investment Banking. Total assets decreased to CHF 1,361.7 billion and total liabilities decreased to CHF 1,317.7 billion from 3Q07.

Total assets were CHF 1,361.7 billion as of the end of 4Q07, down from CHF 1,376.4 billion as of the end of 3Q07, driven by decreases in Investment Banking assets. Trading assets increased CHF 2.1 billion, reflecting an increase of CHF 13.5 billion in derivative instruments partly offset by a decrease of CHF 11.5 billion in debt securities and CHF 1.3 billion in equity securities. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 27.6 billion, mainly driven by a decline in business activity. Net loans increased CHF 13.6 billion, primarily commercial loans outside Switzerland.

Total liabilities were CHF 1,317.7 billion as of the end of 4Q07, down from CHF 1,334.5 billion as of the end of 3Q07. Trading liabilities decreased CHF 22.6 billion, mainly due to a decrease of CHF 25.7 billion in short positions partly offset by an increase of CHF 3.1 billion in derivative instruments.

Balance sheet summary

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	296,709	324,323	319,048	(9)	(7)

Trading assets	533,247	531,100	450,780	0	18

Net loans	240,534	226,959	208,127	6	16

All other assets	291,228	294,060	278,001	(1)	5

Total assets	1,361,718	1,376,442	1,255,956	(1)	8

Liabilities and shareholders' equity (CHF million)

Due to banks	90,864	101,294	97,514	(10)	(7)

Customer deposits	335,505	334,467	290,864	0	15

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	300,381	302,638	288,444	(1)	4

Trading liabilities	201,809	224,412	198,422	(10)	2

Long-term debt	160,157	162,797	147,832	(2)	8

All other liabilities	229,022	208,869	189,294	10	21

Total liabilities	1,317,738	1,334,477	1,212,370	(1)	9

Total shareholders' equity	43,980	41,965	43,586	5	1

Total liabilities and shareholders' equity	1,361,718	1,376,442	1,255,956	(1)	8

Capital Management
Our consolidated BIS tier 1 ratio was 11.4% as of the end of 4Q07, a decrease from 12.0% as of the end of 3Q07. Our economic capital coverage ratio was up 15 percentage points from 145% to 160% due to reduced utilized economic capital and higher economic capital resources.

Capital

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Shares outstanding (million)

Common shares issued	1,162.4	1,162.2	1,214.9	0	(4)

Second trading line treasury shares[1]	(46.1)	(42.2)	(42.4)	9	9

Other treasury shares	(95.7)	(99.4)	(110.0)	(4)	(13)

Treasury shares	(141.8)	(141.6)	(152.4)	0	(7)

Shares outstanding	1,020.6	1,020.6	1,062.5	0	(4)

Par value (CHF)

Par value[2]	0.04	0.04	0.50	0	(92)

Shareholders' equity (CHF million)

Common shares	46	46	607	0	(92)

Additional paid-in capital	24,553	24,010	24,817	2	(1)

Retained earnings	34,459	33,127	32,306	4	7

Second trading line treasury shares, at cost	(3,918)	(3,641)	(3,077)	8	27

Other treasury shares, at cost	(5,460)	(5,726)	(6,034)	(5)	(10)

Treasury shares, at cost	(9,378)	(9,367)	(9,111)	0	3

Accumulated other comprehensive income	(5,700)	(5,851)	(5,033)	(3)	13

Total shareholders' equity	43,980	41,965	43,586	5	1

Goodwill	(10,882)	(10,677)	(11,023)	2	(1)

Other intangible assets	(444)	(507)	(476)	(12)	(7)

Tangible shareholders' equity[3]	32,654	30,781	32,087	6	2

Book value per share (CHF)

Total book value per share	43.09	41.12	41.02	5	5

Goodwill per share	(10.66)	(10.46)	(10.37)	2	3

Other intangible assets per share	(0.44)	(0.50)	(0.45)	(12)	(3)

Tangible book value per share	31.99	30.16	30.20	6	6

1 These shares are repurchased in connection with our share buyback program and will be subsequently cancelled, subject to shareholder approval. 2 On May 4, 2007, the shareholders of Credit Suisse Group approved a par value reduction of CHF 0.46 per share which was paid out on July 18, 2007. 3 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows for the consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Shareholders’ equity
Our shareholders’ equity increased from CHF 42.0 billion as of the end of 3Q07 to CHF 44.0 billion as of the end of 4Q07, primarily due to 4Q07 net income and the effect of share-based compensation. Other comprehensive income reflected the negative effect of foreign exchange rate changes on cumulative translation adjustments, which were more than offset by pension actuarial gains.

During 4Q07, we repurchased 3.9 million common shares in the amount of CHF 0.3 billion under the share buyback program. As of the end of January 2008, we had repurchased a total of CHF 4.1 billion, or 51%, of the approved CHF 8.0 billion. As a result of the challenging operating environment, we reduced our share buyback activity in the second half of 2007. Our ability to complete the share buyback program in 2008 is dependent on market conditions.

BIS statistics
Our consolidated BIS tier 1 ratio under Basel I was 11.4% as of the end of 4Q07, a decrease from 12.0% as of the end of 3Q07. The decrease was driven primarily by an increase in risk-weighted assets and a decrease in our tier 1 capital.

Our tier 1 capital decreased from CHF 35.9 billion as of the end of 3Q07 to CHF 35.5 billion as of the end of 4Q07. The decrease of CHF 0.4 billion, or 1%, was primarily related to other adjustments, which reflected additional dividend accruals and the reversal of the pension actuarial gains recorded in total shareholders’ equity. Our consolidated total capital increased from CHF 45.7 billion as of the end of 3Q07 to CHF 45.9 billion as of the end of 4Q07, and the total capital ratio was 14.7% as of the end of 4Q07, a decrease from 15.3% as of the end of 3Q07. The decrease in the total capital ratio was primarily related to the increase in risk-weighted assets, offset in part by an increase in tier 2 capital.

Risk-weighted assets increased CHF 13.4 billion, or 4%, from 3Q07 mainly due to increased market risk equivalents. Market risk equivalents increased due to the increase in market volatility and the recalibration of our VaR model implemented in 3Q07.

As of the end of 4Q07, the BIS tier 1 ratio under Basel II would have been approximately 120 basis points less than the BIS tier 1 ratio of 11.4% under Basel I.
BIS statistics

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Risk-weighted assets (CHF million)

Risk-weighted positions	277,528	278,679	240,095	0	16

Market risk equivalents	34,540	20,009	13,581	73	154

Risk-weighted assets	312,068	298,688	253,676	4	23

Capital (CHF million)

Total shareholders' equity	43,980	41,965	43,586	5	1

Goodwill	(10,882)	(10,677)	(11,023)	2	(1)

Investments in insurance entities (50%)	(71)	(90)	(22)	(21)	223

Non-cumulative perpetual preferred securities and capital notes	4,136	4,180	2,167	(1)	91

Other adjustments	(1,645)	510	439	–	–

Tier 1 capital	35,518	35,888	35,147	(1)	1

Upper tier 2	2,860	2,906	4,733	(2)	(40)

Lower tier 2	8,565	8,064	8,587	6	0

Tier 2 capital	11,425	10,970	13,320	4	(14)

Investments in non-consolidated banking and finance participations and credit enhancements	(989)	(1,086)	(1,681)	(9)	(41)

Investments in insurance entities (50%)	(71)	(90)	(22)	(21)	223

Total capital	45,883	45,682	46,764	0	(2)

Capital ratios (%)

Tier 1 ratio	11.4	12.0	13.9	–	–

Total capital ratio	14.7	15.3	18.4	–	–

The Swiss Federal Banking Commission (EBK) has advised that Credit Suisse Group may continue to include as tier 1 capital CHF 1.8 billion, CHF 1.9 billion and CHF 2.2 billion in 4Q07, 3Q07 and 4Q06, respectively, of equity from special purpose entities which are deconsolidated under FIN 46(R).

Economic capital
Economic Capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. Economic capital is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given the institution’s target financial strength (i.e., long-term credit rating).

Under Pillar II of the Basel II framework (also referred to as the Supervisory Review Process), banks are required to implement a robust and comprehensive framework for assessing capital adequacy, defining internal capital targets and ensuring that these capital targets are consistent with the overall risk profile and the current operating environment. Our economic capital framework has an important role under Pillar II, as it represents our internal view of the amount of capital required to support our business activities.

Economic capital is calculated separately for position risk, operational risk and other risk. These three risks are defined as follows:
Position risk the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes).

Operational risk the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon which is exceeded with a small probability (0.03%). Estimating this type of economic capital is inherently more subjective, and reflects both quantitative tools as well as senior management judgment.

Other risk the risk not captured by the above, for example expense risk and owned real estate risk. Expense risk is defined as the difference between expenses and revenue in a severe market event, exclusive of the elements captured by position risk and operational risk. Owned real estate risk is defined as the risk associated with the buildings we own.

Position risk, operational risk and other risk are used to determine our utilized economic capital.
The economic capital methodology is regularly reviewed in order to ensure that the model remains relevant as markets and business strategies evolve. There have been no changes to the economic capital methodology in 4Q07.

Economic capital

			in / end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Economic capital resources (CHF million)

Tier 1 capital	35,518	35,888	35,147	(1)	1

Economic adjustments	4,768	3,842	4,971	24	(4)

Economic capital resources	40,286	39,730	40,118	1	0

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	21,660	23,836	22,548	(9)	(4)

Operational risk	2,469	2,515	2,567	(2)	(4)

Other risks[1]	1,040	1,002	1,648	4	(37)

Utilized economic capital	25,169	27,353	26,763	(8)	(6)

Economic capital coverage ratio (%)

Economic capital coverage ratio	160.1	145.2	149.9	–	–

Utilized economic capital by segment (CHF million)

Investment Banking	17,951	20,412	19,366	(12)	(7)

Wealth Management	1,755	1,693	1,431	4	23

Corporate & Retail Banking	3,083	3,038	3,249	1	(5)

Private Banking	4,838	4,731	4,680	2	3

Asset Management	2,025	1,839	1,485	10	36

Corporate Center	358	381	1,297	(6)	(72)

Utilized economic capital - Credit Suisse[2]	25,169	27,353	26,763	(8)	(6)

Average utilized economic capital by segment (CHF million)

Investment Banking	19,182	19,111	19,087	0	0

Wealth Management	1,724	1,664	1,486	4	16

Corporate & Retail Banking	3,061	3,030	3,379	1	(9)

Private Banking	4,785	4,694	4,865	2	(2)

Asset Management	1,932	1,689	1,539	14	26

Corporate Center	369	803	1,592	(54)	(77)

Average utilized economic capital - Credit Suisse[3]	26,261	26,277	26,880	0	(2)

1 Includes owned real estate, expense risk and diversification benefit. 2 Includes a diversification benefit of CHF 3 million as of the end of 4Q07. 3 Includes a diversification benefit of CHF 7 million in 4Q07.

Utilized economic capital trends in 4Q07
Over the course of 4Q07, our utilized economic capital fell 8% due to a decrease in position risk. For Investment Banking, utilized economic capital decreased 12%, mainly driven by a decline in real estate and structured assets and fixed income trading exposures. Real estate and structured assets position risk decreased due to the reduction of commercial real estate loan commitments, sales and securitizations of commercial real estate loan exposures and hedging of residential real estate exposures. Fixed income trading position risk was lower following reductions in credit spread exposures. These reductions were partially offset by increases in emerging market exposures and international lending and counterparty exposures.

The utilized economic capital for Wealth Management increased 4% due to increased residential mortgage loan exposures, while utilized economic capital for Corporate & Retail Banking increased 1%, mainly due to emerging markets trade finance exposures.

Asset Management utilized economic capital increased 10% as a result of higher private equity exposures.
Corporate Center utilized economic capital decreased 6% due to reduced equity investments.
Capital adequacy trends in 4Q07
The economic capital coverage ratio improved 15 percentage points from 145% to 160% over 4Q07 due to decreases in utilized economic capital due to a reduction in position risk over the quarter and higher economic capital resources. Our coverage ratio remained above our target band of 100% to 140%.

Risk Management
In 4Q07, our overall 99% position risk, measured on the basis of the economic capital model, decreased 10% compared to 3Q07, mainly driven by lower real estate and structured assets and fixed income trading exposures. Average one-day, 99% VaR for our trading books increased 85% to CHF 176 million. The increase in VaR was mainly due to the increase in observed market volatility. We reported a provision for credit losses of CHF 203 million in 4Q07.

Economic capital
Economic capital represents our core Group-wide risk management tool. We use it to monitor, report and limit risk exposures at many levels of the organization. The Board of Directors and senior management are regularly provided with economic capital results, trends and ratios, together with supporting explanations to ensure risk transparency. We also use economic capital in our capital allocation process and related performance measures. Moreover, economic capital serves as a reference point for the structured assessment of our aggregate risk appetite in relation to our financial resources, recognizing that comprehensive analyses must also take into account factors that are outside the scope of the economic capital framework (for example, strategy, economic and competitive environment and external constraints such as those imposed by regulators or rating agencies.)

The economic capital methodology is regularly reviewed in order to ensure that the model remains relevant as markets and business strategies evolve. There have been no changes to the economic capital methodology in 4Q07.

Position risk

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Position risk (CHF million)

Fixed income trading[1]	2,280	2,601	2,692	(12)	(15)

Equity trading and investments	2,911	2,696	2,522	8	15

Private banking corporate and retail lending	2,286	2,264	2,174	1	5

International lending and counterparty exposures	3,870	3,848	3,417	1	13

Emerging markets	2,040	1,822	1,775	12	15

Real estate and structured assets[2]	3,252	4,759	4,738	(32)	(31)

Simple sum across risk categories	16,639	17,990	17,318	(8)	(4)

Diversification benefit	(4,682)	(4,751)	(4,801)	(1)	(2)

Position risk (99% confidence level for risk management purposes)	11,957	13,239	12,517	(10)	(4)

Position risk (99.97% confidence level for capital management purposes)	21,660	23,836	22,548	(9)	(4)

Prior balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises the real estate investments of the Group, commercial and residential real estate, asset-backed securities exposure and real estate acquired at auction.

Key position risk trends
During 4Q07, our 99% position risk decreased 10% compared to 3Q07, mainly driven by lower real estate and structured assets and fixed income trading exposures. Real estate and structured assets position risk decreased due to reductions in commercial real estate loan commitments, reductions in commercial real estate loans through securitizations and sales and hedging of residential real estate exposures. Fixed income trading position risk was lower following reductions in credit spread exposures. These reductions were partially offset by increases in equity trading and investments position risk due to increased trading and private equity exposures and emerging markets position risk, primarily due to increased exposures in the Middle East and Asia. International lending and counterparty exposures were up 1% over the quarter due to increases in derivatives exposures in Investment Banking.

Compared to the end of 4Q06, our 99% position risk decreased 4%, mainly driven by reductions in real estate and structured assets and fixed income trading exposures. The decrease in real estate and structured assets was due to reduced asset-backed securities and residential mortgage exposures. Fixed income trading position risk was down due to reduced credit spread and interest rate exposures, partially offset by increases in energy and other commodity exposures. International lending and counterparty exposures were up due to increased derivatives exposures within Investment Banking. Equity trading and investments were higher due to increased private equity and hedge fund exposures. We increased emerging markets exposures primarily in Asia, Eastern Europe and the Middle East.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to hedge.

Market risk
We primarily assume trading risks through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. Other tools are more appropriate for modeling the impact from severe market conditions.

In order to show the aggregate market risk in our trading books, the table entitled “Daily VaR” shows the trading-related market risk on a consolidated basis. It shows ten-day VaR scaled to a one-day holding period and is based on a 99% confidence level. This means that there is a 1-in-100 chance of incurring a daily mark-to-market trading loss that is at least as large as the reported VaR.

Our average one-day, 99% VaR during 4Q07 was CHF 176 million compared to CHF 95 million during 3Q07 and CHF 70 million during 4Q06. Our end-of-period one-day, 99% VaR was CHF 216 million compared to CHF 160 million as of the end of 3Q07. The increase in VaR during 4Q07 was mainly due to the update of market data used to calculate VaR, reflecting the significant increase in observed market volatility. The average VaR was also impacted by the recalibration of our VaR model that was implemented during 3Q07 and the increased equity and commodity exposure.

One-day, 99% VaR

in / end of period	Interest rate and credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total

4Q07 (CHF million)

Average	110	38	22	89	(83)		176

Minimum	87	21	16	72	–	[1]	144

Maximum	131	58	36	122	–	[1]	216

End of period	124	48	31	91	(78)		216

3Q07 (CHF million)

Average	73	22	18	71	(89)		95

Minimum	47	8	13	51	–	[1]	74

Maximum	101	41	21	102	–	[1]	160

End of period	100	34	18	86	(78)		160

4Q06 (CHF million)

Average	49	19	12	57	(67)		70

Minimum	42	9	6	44	–	[1]	53

Maximum	63	28	16	69	–	[1]	99

End of period	62	24	15	57	(69)		89

1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. The recalibration of our VaR model that was implemented in 3Q07 was fully reflected in the average VaR for 4Q07 but was only included in part of the average for 3Q07. If the recalibration of our VaR model had been in place throughout all of 3Q07, the average one-day, 99% VaR for 3Q07 would have been CHF 116 million.

In addition, during 4Q07 we continued to extend the length of the historical data set used in the VaR model beyond two years in order to capture more historical events. Various techniques are used to assess the accuracy of the VaR model, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with VaR calculated using a one-day holding period. A backtesting exception occurs when the trading revenues loss exceeds the daily VaR estimate. We had one backtesting exception during 4Q07, which was driven by the increased market volatility.

The histogram entitled “Actual daily trading revenues” reflects the distribution of actual daily trading revenues during 4Q07, 3Q07 and 4Q06. The width of this distribution provides another indication of the day-to-day risk in our trading activities.

We assume non-trading interest rate risks through interest rate-sensitive positions originated by Private Banking and risk-transferred to Global Treasury, money market and funding activities by Global Treasury and the deployment of our consolidated equity as well as other activities, including market-making and trading activities involving banking book positions at the divisions. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Global Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Global Treasury, as well as other desks running interest rate risk positions, actively manage their positions within approved limits.

An increase of the yield curves by 1 basis point would result in a reduction in the fair value of our interest rate-sensitive banking book positions of CHF 4.4 million, compared to CHF 1.9 million as of the end of 3Q07. The change is mainly due to a longer duration on our deployed equity combined with a reduction in the short bond interest rate exposure in the Global Treasury banking books.

Credit risk
We encounter credit risk in our lending-related businesses, in counterparty trading and through issuer risk in trading assets. The majority of our credit risk is concentrated in Investment Banking and Private Banking. The credit risks taken on by Private Banking are usually collateralized. In Investment Banking, a significant portion of credit risk-related businesses are mitigated through cash and marketable collateral or transferred to the market by credit derivatives, largely reducing credit risk in economic terms.

Loan exposure
Gross loans increased 6% to CHF 241.8 billion as of the end of 4Q07 compared to 3Q07. In Investment Banking, gross loans increased 22% to CHF 65.3 billion, due to growth in commercial and industrial loans as well as loans to financial institutions. Gross loans in Private Banking increased 1% to CHF 176.4 billion, primarily due to an increase in commercial and industrial loans.

Compared to 3Q07, gross impaired loans increased 8% primarily due to an increase of CHF 214 million in non-performing loans in Investment Banking, offset in part by a decline in non-performing loans in Private Banking. As a result of this increase, coverage of gross impaired loans by valuation allowances decreased from 73% to 63% and coverage of total non-performing loans by valuation allowances decreased from 106% to 91%. The higher levels of these ratios in the previous quarters primarily reflected the reserve for inherent credit losses, which is calculated on the performing loan portfolio, compared to a lower level of impaired loans. We recorded a provision for credit losses of CHF 203 million compared to CHF 4 million in 3Q07, primarily due to higher provisions relating to a guarantee provided in a prior year to a third-party bank by Investment Banking.

Compared to 4Q06, gross loans increased CHF 32.2 billion, or 15%, reflecting growth in both Investment Banking and Private Banking. During the last 12 months, gross loans in Investment Banking increased from CHF 44.6 billion to CHF 65.3 billion, due to increases in both commercial and industrial loans and loans to financial institutions. In Private Banking, gross loans increased from CHF 164.8 billion to CHF 176.4 billion in nearly all businesses.

Compared to 4Q06, total non-performing loans declined 15% and gross impaired loans declined 9%, driven by further reductions in non-performing loans in Private Banking, offset in part by an increase in non-performing and other impaired loans in Investment Banking.

Loans

			Investment Banking									Private Banking			Other	[1]			Credit Suisse

						Wealth Management			Corporate & Retail Banking

end of	4Q07	3Q07	4Q06	4Q07	3Q07	4Q06	4Q07	3Q07	4Q06	4Q07	3Q07	4Q06	4Q07	3Q07	4Q06		4Q07	3Q07	4Q06

Loans (CHF million)

Mortgages	0	0	0	31,450	31,254	29,505	48,128	48,685	46,435	79,578	79,939	75,940	0	0	0		79,578	79,939	75,940

Loans collateralized by securities	0	0	0	23,267	24,288	20,372	202	196	465	23,469	24,484	20,837	0	0	0		23,469	24,484	20,837

Other loans	1,017	928	1,110	916	797	558	3,786	3,402	3,087	4,702	4,199	3,645	0	0	0		5,719	5,127	4,755

Consumer loans	1,017	928	1,110	55,633	56,339	50,435	52,116	52,283	49,987	107,749	108,622	100,422	0	0	0		108,766	109,550	101,532

Real estate	2,213	1,882	1,491	4,996	4,714	3,975	15,888	15,758	14,825	20,884	20,472	18,800	0	0	0		23,097	22,354	20,291

Commercial and industrial loans	34,661	28,550	22,616	10,661	9,104	7,986	27,910	26,328	27,123	38,571	35,432	35,109	11	0	172		73,243	63,982	57,897

Loans to financial institutions	25,909	20,640	18,658	4,970	5,932	6,812	2,803	2,354	2,246	7,773	8,286	9,058	125	515	0		33,807	29,441	27,716

Governments and public institutions	1,459	1,444	736	67	66	16	1,349	1,445	1,415	1,416	1,511	1,431	0	0	0		2,875	2,955	2,167

Corporate loans	64,242	52,516	43,501	20,694	19,816	18,789	47,950	45,885	45,609	68,644	65,701	64,398	136	515	172		133,022	118,732	108,071

Gross loans	65,259	53,444	44,611	76,327	76,155	69,224	100,066	98,168	95,596	176,393	174,323	164,820	136	515	172		241,788	228,282	209,603

Net (unearned income) / deferred expenses	(72)	(64)	(71)	12	14	10	40	42	68	52	56	78	0	1	1		(20)	(7)	8

Allowance for loan losses[2]	(295)	(283)	(255)	(74)	(76)	(78)	(865)	(954)	(1,150)	(939)	(1,030)	(1,228)	0	(3)	(1)		(1,234)	(1,316)	(1,484)

Net loans[3]	64,892	53,097	44,285	76,265	76,093	69,156	99,241	97,256	94,514	175,506	173,349	163,670	136	513	172		240,534	226,959	208,127

Impaired loans (CHF million)

Non-performing loans	234	20	152	101	115	147	638	670	748	739	785	895	0	0	0		973	805	1,047

Non-interest-earning loans	0	0	2	31	30	19	346	410	524	377	440	543	0	0	0		377	440	545

Total non-performing loans	234	20	154	132	145	166	984	1,080	1,272	1,116	1,225	1,438	0	0	0		1,350	1,245	1,592

Restructured loans	42	33	0	0	0	0	7	0	22	7	0	22	0	0	0		49	33	22

Potential problem loans	175	147	34	6	12	19	366	365	464	372	377	483	0	0	0		547	524	517

Total other impaired loans	217	180	34	6	12	19	373	365	486	379	377	505	0	0	0		596	557	539

Gross impaired loans	451	200	188	138	157	185	1,357	1,445	1,758	1,495	1,602	1,943	0	0	0		1,946	1,802	2,131

of which with a specific allowance	244	200	188	137	152	177	1,182	1,228	1,437	1,319	1,380	1,614	0	0	0		1,563	1,580	1,802

of which without a specific allowance	207	0	0	1	5	8	175	217	321	176	222	329	0	0	0		383	222	329

Allowance for loan losses (CHF million)

Balance at beginning of period	283	287	255	76	78	81	954	1,005	1,190	1,030	1,083	1,271	3	2	1		1,316	1,372	1,527

Change in accounting	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0		0	0	0

Discontinued operations	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0		0	0	0

Net additions charged to statements of income	11	8	16	1	(1)	(18)	(7)	(15)	(24)	(6)	(16)	(42)	0	(1)	1		5	(9)	(25)

Gross write-offs	(2)	(5)	(33)	(2)	(1)	(2)	(90)	(54)	(40)	(92)	(55)	(42)	0	0	(1)		(94)	(60)	(76)

Recoveries	11	4	19	0	0	17	9	25	32	9	25	49	0	0	0		20	29	68

Net write-offs	9	(1)	(14)	(2)	(1)	15	(81)	(29)	(8)	(83)	(30)	7	0	0	(1)		(74)	(31)	(8)

Provisions for interest	1	2	3	0	0	0	0	(2)	(5)	0	(2)	(5)	0	1	1		1	1	(1)

Foreign currency translation impact and other adjustments, net	(9)	(13)	(5)	(1)	0	0	(1)	(5)	(3)	(2)	(5)	(3)	(3)	1	(1)		(14)	(17)	(9)

Balance at end of period[2]	295	283	255	74	76	78	865	954	1,150	939	1,030	1,228	0	3	1		1,234	1,316	1,484

of which a specific allowance	69	31	28	50	52	56	730	816	1,007	780	868	1,063	1	0	0		850	899	1,091

of which an inherent credit loss allowance	226	252	227	24	24	22	135	138	143	159	162	165	(1)	3	1		384	417	393

Loan metrics (%)

Total non-performing loans / gross loans	0.4	0.0	0.3	0.2	0.2	0.2	1.0	1.1	1.3	0.6	0.7	0.9	–	–	–		0.6	0.5	0.8

Total other impaired loans / gross loans	0.3	0.3	0.1	0.0	0.0	0.0	0.4	0.4	0.5	0.2	0.2	0.3	–	–	–		0.2	0.2	0.3

Gross impaired loans / gross loans	0.7	0.4	0.4	0.2	0.2	0.3	1.4	1.5	1.8	0.8	0.9	1.2	–	–	–		0.8	0.8	1.0

Allowance for loan losses / total non-performing loans	126.1	–	165.6	56.1	52.4	47.0	87.9	88.3	90.4	84.1	84.1	85.4	–	–	–		91.4	105.7	93.2

Allowance for loan losses / total other impaired loans	135.9	157.2	750.0	–	633.3	410.5	231.9	261.4	236.6	247.8	273.2	243.2	–	–	–		207.0	236.3	275.3

Allowance for loan losses / gross impaired loans	65.4	141.5	135.6	53.6	48.4	42.2	63.7	66.0	65.4	62.8	64.3	63.2	–	–	–		63.4	73.0	69.6

The disclosure presents our lending exposure from a risk management perspective. This presentation differs from loan disclosures in the Credit Suisse Financial Statements 4Q07.
1 Includes Asset Management and Corporate Center. 2 Allowance for loan losses reflects allowances on loans which are not carried at fair value. 3 Loans carried at fair value amount to CHF 31,047 million and CHF 22,345 million in 4Q07 and 3Q07, respectively.

Highlights from the Condensed Consolidated Financial Statements – unaudited

This section contains highlights from our US GAAP Condensed Consolidated Financial Statements including the statements of income, balance sheets, statements of changes in shareholders’ equity and selected notes. The Credit Suisse Financial Statements 4Q07 are available on the internet at www.credit-suisse.com/results.

To be read in conjunction with the Credit Suisse Financial Statements 4Q07.
Highlights from the Condensed Consolidated Financial Statements
Consolidated statements of income (unaudited)

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Consolidated statements of income (CHF million)

Interest and dividend income	15,221	16,030	13,017	(5)	17	62,562	50,269	24

Interest expense	(13,065)	(14,071)	(11,590)	(7)	13	(54,109)	(43,703)	24

Net interest income	2,156	1,959	1,427	10	51	8,453	6,566	29

Commissions and fees	4,879	4,231	5,069	15	(4)	19,329	17,647	10

Trading revenues	457	(158)	2,956	–	(85)	7,325	9,428	(22)

Other revenues	1,921	810	1,362	137	41	5,805	4,962	17

Net revenues	9,413	6,842	10,814	38	(13)	40,912	38,603	6

Provision for credit losses	203	4	(20)	–	–	240	(111)	–

Compensation and benefits	3,468	2,392	4,100	45	(15)	16,219	15,697	3

General and administrative expenses	2,022	1,743	1,815	16	11	6,916	6,445	7

Commission expenses	694	667	605	4	15	2,612	2,272	15

Total other operating expenses	2,716	2,410	2,420	13	12	9,528	8,717	9

Total operating expenses	6,184	4,802	6,520	29	(5)	25,747	24,414	5

Income from continuing operations before taxes, minority interests and extraordinary items	3,026	2,036	4,314	49	(30)	14,925	14,300	4

Income tax expense	(15)	(32)	805	(53)	–	1,638	2,389	(31)

Minority interests	1,712	766	910	123	88	4,738	3,630	31

Income from continuing operations before extraordinary items	1,329	1,302	2,599	2	(49)	8,549	8,281	3

Income from discontinued operations, net of tax	0	0	2,074	–	(100)	0	3,070	(100)

Extraordinary items, net of tax	0	0	0	–	–	0	(24)	100

Net income	1,329	1,302	4,673	2	(72)	8,549	11,327	(25)

Consolidated balance sheets (unaudited)

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Assets (CHF million)

Cash and due from banks	38,459	37,854	29,040	2	32

Interest-bearing deposits with banks	3,759	3,319	8,128	13	(54)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	296,709	324,323	319,048	(9)	(7)

Securities received as collateral, at fair value	28,314	19,647	32,385	44	(13)

Trading assets, at fair value	533,247	531,100	450,780	0	18

Investment securities	15,731	15,767	21,394	0	(26)

Other investments	28,120	26,916	20,478	4	37

Net loans	240,534	226,959	208,127	6	16

allowance for loan losses	1,234	1,316	1,484	(6)	(17)

Premises and equipment	6,149	6,144	5,990	0	3

Goodwill	10,882	10,677	11,023	2	(1)

Other intangible assets	444	507	476	(12)	(7)

Other assets	159,370	173,229	149,087	(8)	7

Total assets	1,361,718	1,376,442	1,255,956	(1)	8

Liabilities and shareholders' equity (CHF million)

Due to banks	90,864	101,294	97,514	(10)	(7)

Customer deposits	335,505	334,467	290,864	0	15

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	300,381	302,638	288,444	(1)	4

Obligation to return securities received as collateral, at fair value	28,314	19,647	32,385	44	(13)

Trading liabilities, at fair value	201,809	224,412	198,422	(10)	2

Short-term borrowings	19,390	21,908	21,556	(11)	(10)

Long-term debt	160,157	162,797	147,832	(2)	8

Other liabilities	164,678	152,117	120,035	8	37

Minority interests	16,640	15,197	15,318	9	9

Total liabilities	1,317,738	1,334,477	1,212,370	(1)	9

Common shares	46	46	607	0	(92)

Additional paid-in capital	24,553	24,010	24,817	2	(1)

Retained earnings	34,459	33,127	32,306	4	7

Treasury shares, at cost	(9,378)	(9,367)	(9,111)	0	3

Accumulated other comprehensive income/(loss)	(5,700)	(5,851)	(5,033)	(3)	13

Total shareholders' equity	43,980	41,965	43,586	5	1

Total liabilities and shareholders' equity	1,361,718	1,376,442	1,255,956	(1)	8

Consolidated statements of changes in shareholders' equity (unaudited)

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other comprehen- sive income	Total share- holders' equity		Number of common shares outstanding

2007 (CHF million)

Balance at beginning of period	607	24,817	32,306	(9,111)	(5,033)	43,586		1,062,467,061	[1]

Net income	–	–	8,549	–	–	8,549		–

Cumulative effect of accounting changes, net of tax	–	–	(829)	–	10	(819)	[2]	–

Other comprehensive income/(loss), net of tax	–	–	–	–	(677)	(677)		–

Issuance of common shares	1	59	–	–	–	60		1,389,127

Cancellation of repurchased shares[3]	(27)	(945)	(3,087)	4,059	–	0		–

Issuance of treasury shares	–	4	–	36,274	–	36,278		441,949,359

Repurchase of treasury shares	–	–	–	(41,879)	–	(41,879)		(507,256,244)	[4]

Share-based compensation, net of tax	–	861	–	1,279	–	2,140		22,078,552

Derivatives indexed to own shares[5]	–	(279)	–	–	–	(279)		–

Repayment out of share capital[6]	(535)	36	–	–	–	(499)		–

Cash dividends paid	–	–	(2,480)	–	–	(2,480)		–

Balance at end of period	46	24,553	34,459	(9,378)	(5,700)	43,980		1,020,627,855	[7]

2006 (CHF million)

Balance at beginning of period	624	24,639	24,584	(5,823)	(1,906)	42,118		1,125,360,183

Net income	–	–	11,327	–	–	11,327		–

Cumulative effect of accounting changes, net of tax	–	–	41	–	(1,778)	(1,737)		–

Other comprehensive income/(loss), net of tax	–	–	–	–	(1,349)	(1,349)		–

Issuance of common shares	–	48	–	–	–	48		1,109,847

Cancellation of repurchased shares	(17)	(608)	(1,316)	1,941	–	0		–

Issuance of treasury shares	–	(67)	–	17,352	–	17,285		238,906,412

Repurchase of treasury shares	–	–	–	(23,461)	–	(23,461)		(323,036,898)

Share-based compensation, net of tax	–	805	–	880	–	1,685		20,127,517

Cash dividends paid	–	–	(2,330)	–	–	(2,330)		–

Balance at end of period	607	24,817	32,306	(9,111)	(5,033)	43,586		1,062,467,061

1 At par value CHF 0.50 each, fully paid, net of 152,394,952 treasury shares. In addition to the treasury shares, a maximum of 198,476,240 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Includes CHF 187 million related to SFAS 157, CHF (1,003) million related to SFAS 159, CHF (13) million related to FIN 48 and CHF 10 million reclassified from accumulated other comprehensive income as a result of SFAS 159, all net of tax. 3 53,789,000 treasury shares were cancelled in 3Q07. 4 Includes 57,459,000 shares repurchased in connection with Credit Suisse Group's share buyback programs. 5 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the Leverage Units element of the Incentive Share Units (ISU) granted to the employees during 1Q07 and 4Q07. In accordance with EITF 00-19, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 6 On May 4, 2007, the shareholders of Credit Suisse Group approved a par value reduction of CHF 0.46 per share, in addition to a dividend, which was paid out on July 18, 2007. 7 At par value CHF 0.04 each, fully paid, net of 141,834,285 treasury shares. In addition to the treasury shares, a maximum of 196,835,440 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Comprehensive income (CHF million)

Net income	1,329	1,302	4,673	2	(72)	8,549	11,327	(25)

Other comprehensive income/(loss), net of tax	151	(1,110)	(34)	–	–	(677)	(1,349)	(50)

Comprehensive income	1,480	192	4,639	–	(68)	7,872	9,978	(21)

Selected Notes to the Condensed Consolidated Financial Statements – unaudited

Net interest income

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Net interest income (CHF million)

Loans	2,508	2,321	2,029	8	24	9,007	7,509	20

Investment securities	180	187	190	(4)	(5)	743	696	7

Trading assets	5,389	5,657	4,300	(5)	25	22,986	17,659	30

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	5,366	5,860	4,927	(8)	9	22,471	19,141	17

Other	1,778	2,005	1,571	(11)	13	7,355	5,264	40

Interest and dividend income	15,221	16,030	13,017	(5)	17	62,562	50,269	24

Deposits	(3,844)	(4,215)	(3,559)	(9)	8	(15,931)	(12,396)	29

Short-term borrowings	(211)	(256)	(193)	(18)	9	(971)	(630)	54

Trading liabilities	(1,809)	(2,069)	(1,498)	(13)	21	(8,665)	(6,606)	31

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(5,341)	(5,524)	(4,644)	(3)	15	(21,132)	(17,878)	18

Long-term debt	(1,097)	(1,192)	(1,168)	(8)	(6)	(4,736)	(4,471)	6

Other	(763)	(815)	(528)	(6)	45	(2,674)	(1,722)	55

Interest expense	(13,065)	(14,071)	(11,590)	(7)	13	(54,109)	(43,703)	24

Net interest income	2,156	1,959	1,427	10	51	8,453	6,566	29

Commissions and fees

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Commissions and fees (CHF million)

Lending business	352	394	469	(11)	(25)	2,054	1,602	28

Investment and portfolio management	1,717	1,549	1,387	11	24	6,221	5,241	19

Other securities business	52	62	58	(16)	(10)	231	212	9

Fiduciary	1,769	1,611	1,445	10	22	6,452	5,453	18

Underwriting	374	104	895	260	(58)	1,810	2,755	(34)

Brokerage	1,491	1,441	1,303	3	14	5,848	5,129	14

Underwriting and brokerage	1,865	1,545	2,198	21	(15)	7,658	7,884	(3)

Other customer services	893	681	957	31	(7)	3,165	2,708	17

Commissions and fees	4,879	4,231	5,069	15	(4)	19,329	17,647	10

Other revenues

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Other revenues (CHF million)

Minority interests without significant economic interest	1,659	741	978	124	70	4,674	3,559	31

Loans held-for-sale	(286)	(339)	(7)	(16)	–	(638)	31	–

Long-lived assets held-for-sale	34	10	15	240	127	59	22	168

Equity method investments	47	97	61	(52)	(23)	196	124	58

Other investments	349	178	253	96	38	1,049	916	15

Other	118	123	62	(4)	90	465	310	50

Other revenues	1,921	810	1,362	137	41	5,805	4,962	17

Provision for credit losses

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Provision for credit losses (CHF million)

Allowance for loan losses	5	(9)	(25)	–	–	40	(128)	–

Provisions for lending-related and other exposures	198	13	5	–	–	200	17	–

Provision for credit losses	203	4	(20)	–	–	240	(111)	–

Compensation and benefits

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Compensation and benefits (CHF million)

Salaries and bonuses	3,117	2,037	3,650	53	(15)	14,504	14,005	4

Social security	163	141	239	16	(32)	876	892	(2)

Other	188	214	211	(12)	(11)	839	800	5

Compensation and benefits	3,468	2,392	4,100	45	(15)	16,219	15,697	3

General and administrative expenses

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

General and administrative expenses (CHF million)

Occupancy expenses	238	231	233	3	2	911	888	3

IT, machinery, etc.	148	127	133	17	11	519	525	(1)

Provisions and losses	74	19	58	289	28	115	(199)	–

Travel and entertainment	183	153	152	20	20	628	632	(1)

Professional services	745	606	624	23	19	2,383	2,219	7

Depreciation of property and equipment	238	205	224	16	6	859	831	3

Amortization and impairment of other intangible assets	13	7	19	86	(32)	36	183	(80)

Other	383	395	372	(3)	3	1,465	1,366	7

General and administrative expenses	2,022	1,743	1,815	16	11	6,916	6,445	7

Segment reporting

The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Investment Banking, Private Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

The segment information reflects the Group’s reportable segments as follows:
– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients globally. It provides access to the full range of investment classes, ranging from money market, fixed income, equities and balanced products, to alternative investments such as real estate, hedge funds, private equity and volatility management.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as minorities without significant economic interest. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our income tax expense is not affected by these revenues and expenses.

Earnings per share

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Net income (CHF million)

Income from continuing operations before extraordinary items	1,329	1,302	2,599	2	(49)	8,549	8,281	3

Income from discontinued operations, net of tax	0	0	2,074	–	(100)	0	3,070	(100)

Extraordinary items, net of tax	0	0	0	–	–	0	(24)	100

Net income	1,329	1,302	4,673	2	(72)	8,549	11,327	(25)

Net income available for common shares for basic earnings per share	1,329	1,302	4,673	2	(72)	8,549	11,327	(25)

Net income available for common shares for diluted earnings per share	1,329	1,302	4,673	2	(72)	8,549	11,327	(25)

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share	1,019.2	1,029.2	1,074.6	(1)	(5)	1,044.6	1,099.9	(5)

Dilutive share options and warrants	7.4	8.2	12.8	(10)	(42)	10.4	14.2	(27)

Dilutive share awards	72.6	70.1	47.9	4	52	61.8	38.2	62

Weighted-average shares outstanding for diluted earnings per share[1]	1,099.2	1,107.5	1,135.3	(1)	(3)	1,116.8	1,152.3	(3)

Basic earnings per share (CHF)

Income from continuing operations before extraordinary items	1.30	1.27	2.42	2	(46)	8.18	7.53	9

Income from discontinued operations, net of tax	0.00	0.00	1.93	–	(100)	0.00	2.79	(100)

Extraordinary items, net of tax	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Net income	1.30	1.27	4.35	2	(70)	8.18	10.30	(21)

Diluted earnings per share (CHF)

Income from continuing operations before extraordinary items	1.21	1.18	2.29	3	(47)	7.65	7.19	6

Income from discontinued operations, net of tax	0.00	0.00	1.83	–	(100)	0.00	2.66	(100)

Extraordinary items, net of tax	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Net income	1.21	1.18	4.12	3	(71)	7.65	9.83	(22)

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 46.3 million, 38.9 million, 35.2 million, 31.2 million and 38.0 million for 4Q07, 3Q07, 4Q06, 2007 and 2006, respectively.

Investor Information

This section contains information on our share listing in Switzerland and the US. Bond ratings and foreign currency translation rates are also provided.

Investor Information
Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	–	A-1	F1+

Long-term	Aa2	A+	AA-

Outlook	Stable	Stable	Stable

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1+	F1+

Long-term	Aa1	AA-	AA-

Outlook	Stable	Stable	Stable

Share data

					in / end of

	2007		2006	2005	2004

Share price (common shares, CHF)

Average	83.02		73.13	54.19	43.90

Minimum	61.90		62.70	46.85	37.35

Maximum	95.45		85.35	68.50	49.50

End of period	68.10		85.25	67.00	47.80

Share price (American Depository Shares, USD)

Average	68.97		58.46	43.40	30.04

Minimum	55.93		50.07	38.75	35.44

Maximum	79.03		70.00	52.91	42.50

End of period	60.10		69.85	50.95	42.19

Market capitalization

Market capitalization (CHF million)	76,024		86,576	81,847	58,025

Market capitalization (USD million)	67,093		74,290	62,241	51,215

Dividend per share (CHF)

Dividend per share paid	2.50	[1]	2.24	2.00	1.50

Par value reduction	–		0.46	–	–

1 Proposal of the Board of Directors to the Annual General Meeting on April 25, 2008.

Financial calendar and information sources
Financial calendar

First quarter 2008 results	Thursday, April 24, 2008

Annual General Meeting	Friday, April 25, 2008

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse

Procurement Non-IT Switzerland

RSCP 1 Publikationenversand

CH-8070 Zurich, Switzerland

US share register and transfer agent

ADS depositary institution	Deutsche Bank Trust Company Americas

Broker Service Desk

Address	Credit Suisse

c/o Mellon Investor Services

P.O. Box 3316

So. Hackensack, NJ 07606

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 201 680 66 26

E-mail	shrrelations@mellon.com

Swiss share register and transfer agent

Address	Credit Suisse Group

Dept. GHBS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Foreign currency translation rates

			in / end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Average rate

1 USD / 1 CHF	1.15	1.20	1.23	(4)	(7)

1 EUR / 1 CHF	1.66	1.65	1.59	1	4

1 GBP / 1 CHF	2.34	2.43	2.37	(4)	(1)

100 JPY / 1 CHF	1.01	1.02	1.05	(1)	(4)

Closing rate

1 USD / 1 CHF	1.13	1.17	1.22	(3)	(7)

1 EUR / 1 CHF	1.66	1.66	1.61	0	3

1 GBP / 1 CHF	2.25	2.38	2.40	(5)	(6)

100 JPY / 1 CHF	1.00	1.02	1.03	(2)	(3)

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

Personalities

Angeline Aw
Corporate finance, Investment Banking
2007 – One Raffles Link, Singapore

Angeline Aw works in corporate finance in the Investment Banking division based in Singapore. She is responsible for structuring and executing various corporate finance transactions across Southeast Asia, including debt and equity underwriting, mergers and acquisitions, structured products as well as other innovative deals that create new opportunities for Credit Suisse’s major clients.

Angeline Aw was photographed at the Credit Suisse office at One Raffles Quay in Singapore, which was designed by Kohn Pedersen Fox. The complex is located in the central business district of Singapore and was completed in the third quarter of 2006. The building consists of two office towers and incorporates a retail mall which is linked to the Raffles Place MRT Station.

Clinton Yang
Prime services, Investment Banking
2007 – Three Exchange Square, Hong Kong

Clinton Yang works in the Prime Services team in the Investment Banking division based in Hong Kong. Clinton has responsibility for sales coverage and the hedge fund services offering. He also manages the Hong Kong capital services team, which introduces prime services’ hedge fund clients to potential investors.

Clinton Yang was photographed at the Credit Suisse office at Three Exchange Square, in Hong Kong’s Central District. Three Exchange Square was completed in 1988 and, as the name suggests, is also the home of the Hong Kong Stock Exchange. The building was designed by P&T Architects.

Photography: Hans Schürmann, Zurich; Design: www.arnolddesign.ch; Production: Management Digital Data AG, Zurich; Printer: NZZ Fretz AG, Zurich

CREDIT SUISSE
CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16
Fax +41 44 333 25 87
www.credit-suisse.com
5520154 English